# CAPITAL BANCORP, INC.

## The Relationship Bank.





## Corporate Profile

Capital Bancorp Inc. ("CPBB") is a bank holding company headquartered in Nashville, Tennessee. Capital Bank & Trust Company ("CB&T"), a subsidiary, is a community bank focused on the greater Nashville metropolitan area, including Davidson, Sumner, Wilson and Williamson counties. CB&T offers extensive and service-intensive financial products and services to individuals and small- to medium-sized businesses, through six financial centers. A wholly owned trust subsidiary, Capital Bancorp Capital Trust I, was established in the second quarter of 2005 to facilitate the issuing of trust preferred securities. The common stock of Capital Bancorp, Inc. trades under the symbol CPBB.

## Mission Statement

Our mission is to be the bank of choice for our customers, to provide outstanding opportunities for individual development for our employees, and to maximize value for our shareholders. The value system which drives our mission is to:

- *Anticipate and exceed our customers' needs through service-intensive and innovative products.* ***Always serve the customer first*** as this is the reason for our existence.

- Maximize shareholder value by managing the Company in a sound and profitable manner built on managed growth and maintaining quality assets.

- Offer a challenging and rewarding work environment for our employees. Ensure that we attract and retain the highest quality personnel by providing excellent employee benefits, training opportunities, fair wages and rewards for outstanding service.

## Table of Contents



## Cover Photo

**The CB&T New Officer Mentoring Group. From left to right,** Jason McClimans, Clay Hart, Jason Price, Rob Milam, Daniel Ramer, Elizabeth Nohsey, Stratton Huggins

# FIVE-YEAR GROWTH HIGHLIGHTS



2001
$181.4
2002
$239.4
2003
$282.0
2004
$374.1
2005
$473.9


**Total Assets** *(In millions)*



2001
$139.0
2002
$173.4
2003
$214.3
2004
$289.3
2005
$385.1


**Total Loans, net** *(In millions)*



2001
$150.1
2002
$189.9
2003
$224.2
2004
$280.0
2005
$378.7


**Total Deposits** *(In millions)*

## To Our Shareholders,

In our Letter to Shareholders in last year's annual report, we described 2004 as a year in which we leveraged our infrastructure with the result of record performance for Capital Bank & Trust. We also set forth our vision for 2005 and beyond – to begin another growth phase for the bank, including:

- geographic expansion into new markets,
- investment in new technology and systems to further expand and enhance our ability to deliver services to our customers, and
- pursuit of strategic alliances, when necessary, to provide our customers with the broadest array of financial services.

We are pleased to report that by following this vision we generated strong organic growth in 2005 in assets, loans and deposits. Our accomplishments are many and we want to share them with you as we review last year's progress and look forward to 2006 and beyond.

**Financial Highlights**

2005 was a successful year with pre-tax income increasing 28% to $5.0 million from $3.9 million for 2004. For the fourth quarter of 2005, pre-tax income rose 46% to $1.3 million compared with $893,000 for the fourth quarter of 2004, showing solid momentum that built during the year.

Total assets grew 27% to $473.9 million at December 31, 2005, from $374.1 million at December 31, 2004. Loans increased 33% in 2005 to $385.1 million from $289.3 million in 2004 and deposits rose 35% to $378.7 million from $280.0 million for the same period. Loan growth was driven by commercial real estate and deposit growth by savings accounts and CDs.

In the third and fourth quarters of 2004 we received income tax benefits related to non-qualified stock options that were exercised during that period. The Company did not receive the same tax benefit during 2005; as a result, net income for 2005 was $3.2 million, or $0.88 per diluted share, compared with $3.4 million, or $1.00 per diluted share, for 2004. Net income for the 2005 fourth quarter was $834,000, or $0.23 per diluted share, compared with $1.2 million, or $0.35 per diluted share, for the comparable period in 2004.

Return on average stockholders' equity was 11.91% for 2005 and return on average assets was .77%. In June 2005 we raised $12 million in capital for Capital Bank & Trust through the issuance of trust preferred securities, further strengthening our capital position.

Credit quality remained strong in 2005; nonperforming loans to assets improved to .16% of total assets and the charge-off ratio declined to .17% compared with .38% for the prior year.

**Driving Our Mission**

Our performance is a direct result of elevating our mission to our vision and the dedication of every employee to achieving this vision through:

- Customer focus
- Building shareholder value
- Team-oriented employees

Capital Bank and Trust was formed by a group of men and women who wanted to offer banking customers in Nashville and Middle Tennessee an alternative to the large national, money center banks and the banks that were growing ever larger through merger after merger. We wanted to offer a level of service typical of a community bank combined with an increasingly comprehensive array of financial services and products. Our strength is the level of relationship banking that we believe is unmatched in our markets. We expect to be on a first-name basis with all of our customers, knowing their families, their businesses and their financial goals. By developing a long-lasting relationship with each customer, we know their goals and can help them achieve those goals with the right mix of financial services and products. We truly believe that customers come to Capital Bank & Trust because of our commitment to knowing them and their financial needs.

We are fortunate to be in the fastest growing market in Tennessee and attribute much of our growth in recent years to the very positive economic environment in Nashville and Middle Tennessee.

- *Fortune* magazine ranks Nashville as one of the 15 best US cities for work and family.
- *Expansion Management* magazine ranks Nashville as the #1 Hottest City for 2006 (5th most popular US city for corporate relocations in 2005).
- *Forbes* magazine ranks Nashville as one of the 25 cities likely to have the country's highest job growth over the coming five years.
- Nashville housing permits were up 20% in 2005 while Middle Tennessee added 1 million jobs in 2005, according to the *Nashville Business Journal*.
- The Nashville economy ranks 51st among the 318 largest US cities according to the US Mayors' Council.



*CEO Rick Hart*

## Expansion

Since we opened Capital Bank & Trust, our model for expansion has been to find the right person, at the right time, to drive our efforts in a new market. We look for someone with solid banking experience, a depth of knowledge of the community, and a real understanding of the Capital Bank & Trust approach to relationship banking.

In 2005, we added a seasoned, well respected, residential construction and rehab lender to our Capital Bank & Trust team. With 30 plus years of experience in the Williamson County market, this banking veteran opened a loan production office in Williamson County – expanding our presence for the first-time into this fast growing market. We have had extraordinary success in our first year there and will open a branch office in the Cool Springs area in early fall.

In 2005, we hired an experienced commercial and industrial lender for additional focus on the corporate market, including treasury management. While the majority of our loans are real estate loans, with additional resources devoted to this market, we expect this business segment to grow.

## Investing in New Technology and Systems

One of the most strategic developments in the bank was the formalization of the information technology department of the bank and the hiring of the bank's first chief technology officer.

The CTO, with more than 25 years of experience in information technology, as well as various industry certifications, quickly created an IT governance process in the bank. With a tactical approach to the purchase of new systems for the delivery of new products and services, as well as upgrades to existing systems, effectiveness has been markedly improved. Cross-discipline task forces have worked together to identify those crucial areas where new systems were needed to enhance and expand our existing product offerings.

In just one year, we have leveraged technology across all lines of business. The IT changes we implemented during 2005 were comprehensive; among the highlights were:



*Administration: Rhonda Carr, Rick Murray, Kevin Busbey, Henri Etta Burton*

- A new lending platform system that provides a much improved process for faster turnaround of loan documents and allows us to handle a much higher volume of loans with the same number of people.

- A new online teller system which gives each teller the tools to process transactions online, in real time, which significantly improves the efficiency and accuracy of our tellers.

- Additional backup telecommunications facilities to ensure communications in the case of business disruptions as well as additional intrusion prevention security on the data communications systems.

These are just a few of the many changes that we implemented in our systems last year. We now have much greater capacity and have provided our employees with additional tools to deliver the best customer service possible. The strategic IT plan calls for a number of new changes in 2006 which will continue to strengthen our ability to offer more services and improve bank productivity and efficiency.

**Mentoring Program**

Our mission focuses on customers, shareholders and employees. We are proud of the low turnover in our bank and believe that is a testament to our success at offering a challenging, rewarding and fun workplace for our employees. In 2005 we were named a finalist in the "Best Places to work in Nashville" by the *Nashville Business Journal.*

The bank's mentoring program for new officers gives opportunities for exposure to the various departments of the bank. Each is paired with a more seasoned executive and works with them for six months before being paired with another senior banker. Through this process, these new officers see first hand every operating area of the bank and gain an understanding of their value to our organization. This program has been a great way to increase team building within the bank, share with these newer officers how seasoned executives have been successful and, at the same time, teach them how the entire bank operates. The cover photo introduces the seven members currently in our mentoring program.

We take time to celebrate our victories with the entire organization. Our focus on employee team building and morale enhancement enables us to better serve our customers and our shareholders.



*Investment Services and Mortgage Lending: Rip Johnson, John Ward*

## 2006 and Beyond

In fourth quarter 2005, the Bank hired an Investment Specialist with more than 20 years of experience to manage the newly created division, CBT Investment Services. We knew from existing customers that they wanted us to provide investment services so that they could have one-stop financial services. We are delighted with the initial results from the Investment Services Division and look forward to the future growth of this area.

Another area in which we listened to our customers and responded to their needs is at the branch level with personal bankers. Personal bankers are in place in Green Hills and Hermitage; we will add personal bankers in our other branches in 2006. These individuals add depth and service to our consumer banking efforts and ensure that our customers come first!

We are fortunate to attract experienced bankers from the large national and regional banks who are looking for less bureaucracy and management structure, more decision-making powers, competitive pay and a fun, rewarding atmosphere in which to work. People in Nashville and Middle Tennessee have traditionally banked with the large banks, but they continue to grow tired of the formalities, the frequent changes in policy and the more frequent changes in people. As a community bank that is completely focused on relationships, we deliver a personal relationship with sophisticated financial products and services. Our growth, particularly in 2004 and 2005, shows how we are succeeding.

## Final Thoughts

In 2005, we transformed our organization from a nuts and bolts bank to a full-scale financial services company for corporate customers, retail customers and individuals. We offer a much more sophisticated array of products and services today than we did a year ago, all delivered through our own style of relationship banking.



As we move into 2006, we are focused on growing core deposits, mining our existing customer base to cross-sell services and continuing the quality loan growth that we have produced each year.

In closing, I want to thank all of the employees at Capital Bank & Trust. They do a great job in delivering exceptional service to our customers and helping us to run this business efficiently. Our employees go

*Senior Management: John Gregory, Sam Allen, Rick Hart, Sally Kimble, Mary Bennie Wilson* out of their way to contribute to the communities where they live and work and represent Capital Bank & Trust professionally. We are proud of every person at the bank and appreciate their daily contributions to making this a great place to work. I also want to thank our Board of Directors for their constant guidance and helping us achieve our mission. We have spent the past two years conforming to the new requirements of Sarbanes-Oxley and the Patriot Act and our Board has been a great resource as we have to deal with new issues in an ever-changing regulatory environment. Finally, I want to thank our shareholders for their ongoing support. We know you make a choice when you invest your money and we appreciate your continued investment in our organization.

R. Rick Hart

R. Rick Hart
*Chairman, Chief Executive Officer and President*

# OFFICERS AND DIRECTORS

## Capital Bancorp, Inc.

**Directors**

R. Rick Hart, *Chairman, President and Chief Executive Officer, Capital Bancorp, Inc.*

Albert J. Dale, III, *President, Dale, Inc.*

Robert W. Doyle, *President, Major Bob Music, Inc.*

H. Newton Lovvorn, Jr., *M.D.*

Michael D. Shmerling, *Senior Advisor, Kroll, Inc.*

**Executive Officers**

R. Rick Hart, *Chairman, President and Chief Executive Officer*

John W. Gregory, Jr., *Executive Vice President and Chief Operating Officer*

Sally P. Kimble, *Executive Vice President and Chief Financial Officer*



## Capital Bank & Trust Company

**Directors**

Front row, left to right: Robert W. Doyle, Albert J. Dale, III, Michael D. Shmerling, Clenna G. Ashley.
Middle row, left to right: R. Rick Hart, John W. Gregory, Jr., C. Donald Dixon, Robert P. Alexander, Sr.
Back row, left to right: H. Edward Jackson, III, David S. Ewing, H. Newton Lovvorn, Jr.

**Senior Officers**

R. Rick Hart, *Chairman, President and Chief Executive Officer*

John W. Gregory, Jr., *Executive Vice President and Chief Operating Officer*

Sally P. Kimble, *Executive Vice President and Chief Financial Officer*

Mary Bennie Wilson, *Executive Vice President of Williamson County*

Samuel E. Allen, *Senior Group Vice President*

Kevin D. Busbey, *Senior Vice President, Cashier and Controller*

Joseph T. Carson, *Senior Vice President*

Gary Hollandsworth, *Senior Group Vice President*

Jeffrey A. Irwin, *Senior Vice President*

Jean Johnson, *Senior Vice President*

Andrew A. Nixon, *Senior Vice President*

Edward R. Spurlock, III, *Senior Vice President*

John C. Ward, *Senior Vice President*

Fred K. Wyatt, Jr., *Senior Group Vice President*

# SELECTED FINANCIAL DATA
(Formerly Capital Bank & Trust Company)

| | *(In Thousands, except ratio and per share information)* As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Consolidated Balance Sheets:** | | | | | |
| Total assets end of year | $473,894 | $374,109 | $281,969 | $239,405 | $181,412 |
| Loans, net | $385,098 | $289,338 | $214,334 | $173,385 | $138,952 |
| Securities | $ 57,040 | $ 60,789 | $ 47,144 | $ 43,347 | $ 22,251 |
| Deposits | $378,670 | $280,027 | $224,230 | $189,895 | $150,093 |
| Stockholders' equity | $ 28,612 | $ 25,788 | $ 20,843 | $ 18,632 | $ 16,521 |

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Consolidated Statements of Earnings:** | | | | | |
| Interest income | $ 26,728 | $ 17,724 | $ 15,059 | $ 13,721 | $ 13,254 |
| Interest expense | 11,229 | 5,958 | 5,261 | 5,170 | 6,466 |
| Net interest income | 15,499 | 11,766 | 9,768 | 8,551 | 6,788 |
| Provision for possible loan losses | 1,665 | 1,514 | 1,090 | 1,090 | 570 |
| Net interest income after provision for possible loan losses | 13,834 | 10,252 | 8,678 | 7,461 | 6,218 |
| Non-interest income | 2,277 | 2,210 | 2,578 | 1,978 | 1,308 |
| Non-interest expense | 11,127 | 8,555 | 7,568 | 6,853 | 5,945 |
| Earnings before income taxes | 4,984 | 3,907 | 3,688 | 2,586 | 1,581 |
| Income taxes | 1,760 | 534 | 1,291 | 959 | 592 |
| Net earnings | $ 3,224 | $ 3,373 | $ 2,397 | $ 1,627 | $ 989 |
| Comprehensive earnings | $ 2,557 | $ 3,125 | $ 2,121 | $ 2,111 | $ 1,189 |
| Cash dividends declared | - | - | - | - | - |
| **Per Share Data:** (1) | | | | | |
| Basic earnings per common share | $ 0.93 | $ 1.04 | $ 0.77 | $ 0.52 | $ 0.32 |
| Diluted earnings per common share | $ 0.88 | $ 1.00 | $ 0.72 | $ 0.50 | $ 0.31 |
| Cash dividends | $ - | $ - | $ - | $ - | $ - |
| Book value | $ 8.22 | $ 7.45 | $ 6.62 | $ 5.95 | $ 5.28 |
| **Ratios:** | | | | | |
| Return on average stockholders' equity | 11.91% | 14.90% | 12.24% | 9.30% | 6.19% |
| Return on average assets | 0.77% | 1.07% | 0.94% | 0.78% | 0.57% |
| Capital to assets | 6.04% | 6.89% | 7.39% | 7.78% | 9.11% |

(1) Per share data has been retroactively adjusted to reflect a 2-for-1 split which occurred effective July 30, 2004.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide insight into the financial condition and results of operations of the Company and its subsidiaries. This discussion should be read in conjunction with the consolidated financial statements.

## FORWARD-LOOKING STATEMENTS

Management's discussion of the Company, and management's analysis of the Company's operations and prospects, and other matters, may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other provisions of federal and state securities laws. Although the Company believes that the assumptions underlying such forward-looking statements contained in this Report are reasonable, any of the assumptions could be inaccurate and, accordingly, there can be no assurance that the forward-looking statements included herein will prove to be accurate. The use of such words as expect, anticipate, forecast, and comparable terms should be understood by the reader to indicate that the statement is "forward-looking" and thus subject to change in a manner that can be unpredictable. Factors that could cause actual results to differ from the results anticipated, but not guaranteed, in this Report, include (without limitation) economic and social conditions, competition for loans, mortgages, and other financial services and products, changes in interest rates, unforeseen changes in liquidity, results of operations and financial condition affecting the Company's customers, as well as other risks that cannot be accurately quantified or completely identified. Many factors affecting the Company's financial condition and profitability, including changes in economic conditions, the volatility of interest rates, political events and competition from other providers of financial services simply cannot be predicted. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate from period to period. The purpose of this type of information is to provide readers with information relevant to understanding and assessing the financial condition and results of operations of the Company, and not to predict the future or to guarantee results. The Company is unable to predict the types of circumstances, conditions, and factors that can cause anticipated results to change. The Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of changes or unanticipated events, circumstances, or results.

### General

Effective July 1, 2001, Capital Bancorp, Inc. ("Company") acquired 100% of the common stock of Capital Bank & Trust Company ("Bank"), and accordingly, became a one bank holding company. Management believed that the holding company structure would permit greater flexibility in the expansion of the Company's present business and would allow the Company to be more responsive to its customers' broadening and changing financial needs. The transaction was treated as a reorganization for accounting purposes; and accordingly, the comments included in this analysis are made considering the share exchange was effective retroactive for all periods discussed. Capital Bank & Trust Company is a community bank headquartered in Nashville, Tennessee, serving Davidson, Sumner, Williamson and Wilson Counties, and surrounding counties as its primary market area. The Company serves as a financial intermediary whereby its profitability is determined to a large degree by the interest spread it achieves and the successful measurement of risks. The Company's management believes that its market area offers an environment for continued growth, and the Company's target market is local consumers, professionals and small businesses. The Company offers a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposit, and loans for consumer, commercial and real estate purposes. Deposit instruments in the form of demand deposits, money market savings and certificates of deposit are offered to customers to establish the Company's core deposit base.

Management believes there is an opportunity to continue to increase the loan portfolio. The Company has targeted commercial business lending, commercial and residential real estate lending, and consumer lending as areas of focus. It is the Company's intention to manage the size of its loan portfolio to approximately 80% of total assets; however, the quality of lending opportunities as well as the desired loan to asset ratio will determine the size of the loan portfolio. At December 31, 2005 and 2004 the ratio of net loans to assets was 81.3% and 77.3%, respectively. As a practice, the Company generates substantially all of its own loans but occasionally buys participations from other institutions. The Company attempts, to the extent practical, to maintain a loan portfolio which adjusts to swings in interest rates. The Company's policy is to have a diverse loan portfolio not dependent on any particular market or industrial segment.

The Company's Board of Directors voted a 2-for-1 stock split for stockholders of record as of July 30, 2004, payable August 16, 2004. Each stockholder received one (1) additional share for each one (1) share owned. Per share data included in this discussion has been restated to give effect to the stock split.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## Critical Accounting Policies

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses (ALL), we have made judgments and estimates which have significantly impacted our financial position and results of operations.

Our management assesses the adequacy of the ALL on a quarterly basis. This assessment includes procedures to estimate the ALL and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions: (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience, and (2) an unallocated amount representative of inherent loss which is not readily identifiable. Even though the ALL is composed of two components, the entire allowance is available to absorb any credit losses.

We establish the allocated amount separately for two different risk groups: (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogenous loans (generally consumer loans). We base the allocation for unique loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned an estimated loss ratio, which is determined based on the experience of management, discussions with banking regulators, historical and current economic conditions and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. We also assign estimated loss ratios to our consumer portfolio. However, we base the estimated loss ratios for these homogenous loans on the category of consumer credit (e.g., automobile, residential mortgage, home equity) and not on the results of individual loan reviews.

The unallocated amount is particularly subjective and does not lend itself to the exact mathematical calculation. We use the unallocated amount to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience of the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management's experience.

We then test the resulting ALL balance by comparing the balance in the allowance account to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. The loan review officer, the senior lending officer, the senior credit officer, the Credit and Finance Committee, a former regulator serving as an outside consultant and the board of directors review the assessment prior to the filing of financial information.

## Capital Resources, Capital and Dividends

The Company's principal regulators have established required minimum capital levels for the Company and its subsidiary. Under these regulations, banks must maintain certain capital levels as a percentage of average total assets (leverage capital ratio) and as a percentage of total risk-based assets (risk-based capital ratio). Under the risk-based requirements, various categories of assets and commitments are assigned a percentage related to credit risk ranging from 0% for assets backed by the full faith and credit of the United States to 100% for loans other than residential real estate loans and certain off-balance sheet commitments. Total capital is characterized as either Tier 1 capital - common stockholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred - or total risk-based capital which includes the allowance for loan losses up to 1.25% of risk weighted assets, perpetual preferred stock, subordinated debt and various other hybrid capital instruments, subject to various limits. Goodwill is not includable in Tier 1 or total risk-based capital. Net unrealized gains and losses on available-for-sale securities are excluded for the regulatory capital ratios. The Company and its subsidiaries must maintain a Tier 1 capital to risk-based assets of at least 4.00%, a total risk-based capital to risk-based assets ratio of at least 8.00% and a leverage capital ratio, defined as Tier 1 capital to adjusted total average assets for the most recent quarter, of at least 4.00%. The same ratios are also required in order for a bank to be considered "adequately capitalized" under the Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions "prompt corrective action" regulations, which impose certain operating restrictions on institutions that are not adequately capitalized. The Company and its consolidated subsidiaries have a Tier 1 risk-based capital ratio of 9.47%, a total risk-based capital ratio of 11.97% and a leverage capital ratio of 8.03%, and were therefore within the "well capitalized" category under the regulations. The comparable ratios at December 31, 2004 were 8.71%, 9.90% and 7.33%, respectively. The increase in the capital ratios from 2004 to 2005 is primarily attributable to the impact from the issuance of trust preferred securities in June of 2005.

## Challenges Facing the Company

### Growth of Low Cost Deposit Accounts

The Company's biggest challenge is growing low-cost core deposits to protect the net interest margin and to meet the loan demands of the community. While the Company utilizes alternative sources of funding such as brokered certificates of deposit as well as Federal Home Loan Bank advances in addition to core deposits, the Company is committed to increasing the core deposit base.

### Competitive Market

The Company is located in a very competitive market area and faces competition from large and small financial institutions as well as non-financial institutions such as insurance companies and brokerage firms. Bank competition consists of super regional as well as regional banks moving into the area, de novo institutions entering the market and existing community banks vying for market share. In addition, the Company now competes globally in a non-traditional market where customers can either deposit or borrow funds through the use of the Internet on not only a local, but worldwide market.

Competition is forcing the industry to raise the interest rates paid on deposits. Competitive pressures are also putting downward pressure on loan rates and associated loan fees. This is resulting in a squeeze on the net interest margin, a bank's primary source of net earnings. While local community banks face similar funding challenges, the larger regional banks are able to pull resources from outside markets enabling them to offer higher interest rates on local deposits in their quest to increase market share.

The Company considers its major competition to be the super regional banks such as Bank of America, AmSouth and SunTrust. These companies have heavy market share and offer a wide range of services. However, Management believes the Company has advantages in building better customer relationships and is able to react quicker to customers' changing needs than the larger institutions.

With recent increases in the prime interest rate, customers have become more driven by interest rates than in the past several years. Prior to the recent rate increases, the marketplace had become accustomed to lower interest rates on both loans and deposits. With the recent increases in interest rates as well as anticipated rate increases over the next several quarters, customers have become more rate conscious regarding both deposits and loans. Due to the competitiveness of the marketplace, demand for higher deposit rates has pushed rates up and demand for lower loan rates is pushing the market to keep rates from rising.

### Focus on Retail Side

The Company plans to add experienced senior level retail staff. Shifting organizational responsibilities will promote a structure for core deposit growth in conjunction with enhanced consumer loan development. Additionally, the branch system will be augmented with personal bankers at each location whose primary focus will be on consumer retail account development.

### Real Estate Driven

By design, the Company has a high concentration of residential and commercial real estate loans. During the early years of the Company's development, focus was on small business and residential real estate loans which were typically maturing in three to five years. Historically the Company's consumer loans have averaged around 5% of its portfolio. During the fourth quarters of 2002 and 2003, the Company hired two Senior Level Commercial Officers to develop and administer the loan portfolio. Since that time, the Company has experienced significant growth in commercial real estate loans and has increased variable rate loans associated with this type of lending.

The liquidity of the Company's loan portfolio is such that the current monthly principal payments and pay-offs on loans would turnover the entire loan portfolio in less than 18 months at its current pace. This primarily reflects the cyclical nature of real estate and construction lending. Charged-off loans in particular years have been loan- and customer-specific as opposed to economic or business cycle downturns.

Net Charge Offs to Average Loans

| | |
|---|---|
| 2000 | 0.208% |
| 2001 | 0.257% |
| 2002 | 0.422% |
| 2003 | 0.381% |
| 2004 | 0.384% |
| 2005 | 0.165% |

**Real Estate Cycle**

On a national scale, economists are concerned that the real estate market has peaked and is entering a cooling off period. Market prices in such areas as California, Florida and Nevada are beginning to reflect the normalization of prices rather than double digit market value appreciation they have experienced over the last several years. In these areas, home-owners and speculative builders are no longer experiencing quick property turnover with lucrative gains. Homes are staying on the market for longer periods of time as well.

While the local housing market does continue to thrive, the Company has noticed that the number of days on the market to sell is edging up slightly. Housing inventories, primarily high-end homes, have begun to increase. In some instances builders are extending maturities of their loans. Builders who have typically pre-sold their houses are now converting their construction loans to permanent financing. Current home sales, however, still remain above the 2005 levels.

In addition, the real estate market is impacted by interest rates, which currently remain uncertain. Interest rates rose steadily during 2005 and the Federal Reserve Bank has already increased its prime rate once during the first quarter of 2006, with one or more additional increases expected during the first half of the year.

**Minimizing Risks Related to Loans**

The Company's loan officers have individual lender's authority based on their experience. This helps reduce the risks associated with loan losses. Large loans are approved by either the Senior Loan Committee or Credit and Finance Committee. The Senior Loan Committee consists of senior credit underwriters within the Company who average 25 plus years of lending experience. The Credit and Finance Committee consists entirely of Directors of the Company. The Company is diligent in ensuring that risks related to loan losses are minimized.

**Diversifying the Loan Portfolio**

As stated earlier, the Company has concentrated on residential and commercial real estate lending. The Company plans to expand and further diversify the loan portfolio through commercial and industrial lending. Focus on hiring experienced commercial lenders should enable the Company to increase the commercial loan portfolio with working capital lines of credit, equipment loans and owner occupied commercial real estate. Relationships with commercial loan customers will open opportunities for increasing commercial demand deposits with these customers as well. The Company has enhanced its treasury management products to attract these customers as well.

**Proposed Regulatory Requirements for Commercial Real Estate**

The banking regulators have released proposed guidance that would require banks with concentrations in commercial real estate lending (CRE) to tighten risk management practices and potentially increase capital.

The Company has taken many steps to improve risk management as these loans have increased. These measures include the following:

- Loan Loss Reserve has a component which recognizes the increased risks of our bank's initiative to emphasize commercial real estate lending;
- Hired experienced and highly capable management for CRE lending;
- Strengthened appraisal review process in relation to commercial real estate and residential real estate;
- Improved structuring and underwriting requirements, using stress testing techniques and structuring consistent with secondary market parameters for loans that are acceptable to the secondary market;
- Increased monitoring of CRE and other loan type concentrations within the loan portfolio;
- Monitoring construction loans for amounts drawn versus the percentage of completion and retaining outside professional inspectors for both residential and commercial construction loans;
- Loan reviews of all loan relationships of $500,000 or greater not less frequently than annually;
- Loan reviews of all classified and criticized loan relationships with monthly updates;
- Ongoing review of risk ratings for all new and renewed loans, all loans rated "watch" or worse, all past due loans, and all loan relationships subject to formal loan review which occur twice a month and
- Ongoing monitoring of capital position with short- and long-range planning to ensure capital adequacy.

**Sarbanes-Oxley Compliance**

Although the Company is not currently required to comply with Section 404 of the Sarbanes-Oxley Act, the Company is posturing itself to be in compliance. A Sarbanes-Oxley Compliance/Disclosure Committee was created and chaired by the Assistant Controller and consists of representatives from every area within the Company. The documentation phase has been completed. By documenting each of the major processes, the Company has been able to strengthen controls within the Organization and improve on its business processes. The Company continually assesses and modifies internal processes to strengthen its internal control structure and is committed to maintaining high standards for internal controls going forward.

## Company Strengths

**Thriving Local Economy**

The Company is located in a diverse local economy where the commercial real estate market continues to thrive. According to Expansion Management's 2005 "America's 50 Hottest Cities" ranking, Nashville, Tennessee was ranked No. 1. The Nashville area is strategically located within 650 miles of 50% of the nation's population. The area is a transportation hub with excellent access to any part of the country. Since the development of Partnership 2000, a regional economic development initiative, more than 350 companies have relocated their corporate headquarters to Nashville. In 2005, Nissan Automotives announced they are moving their corporate headquarters to Williamson County. Initially, their headquarters will be located in downtown Nashville until their facilities can be built in Williamson County. Capital Bancorp will have branches located close to both of these sites. With such a thriving local economy, management believes there will be many opportunities for growth but recognizes there will be challenges from competition in the form of a number of financial institutions that have either existing branch locations or plans to move into the Middle Tennessee area.

**Qualified Staff**

One of the Company's greatest strengths is its experienced management staff. With the growth of the Company, organizational changes have been made which have added new structure and depth to departments. The Company has been able to attract and retain experienced employees with a variety of backgrounds. The diversity of the Company's personnel and their levels of talent are a driving force in the success of Capital Bancorp. Here are some of the changes/additions that have been made over the last 12 to 15 months:

During the fourth quarter of 2004, the Company hired a Chief Technology Officer who joined the Company with over 25 years of experience in information technology. His certifications include Certified Information Technology Professional, Certified Information Systems Auditor and Certified Public Accountant. The Chief Technology Officer has helped the Company to implement new customer services not previously offered and has also provided technological tools for staff members to enhance their effectiveness and efficiency.

Also during the fourth quarter of 2004, the Company hired an Assistant Controller who is a Certified Public Accountant. She has over ten years of banking-related experience including work as an external auditor and work related to Sarbanes-Oxley Compliance. The Accounting Department has increased in size to add additional depth and to allow the Company to focus on identifying better controls and procedures as well as to enable better use of management resources within the area.

During the first quarter of 2005, the Company added a seasoned, well respected, residential construction and rehab lender with 30 plus years of experience in the Williamson County market.

During 2005, the Company restructured a number of departments, adding additional width and depth to its organization chart. New experienced employees were added to the loan area during 2005. This includes underwriters, loan operations personnel and loan officers. The Company hired an experienced Loan Reviewer during 2005 who serves as the Assistant Manager of Loan Administration. He brings with him over 20 years of banking experience with approximately 15 years of experience in loan administration.

During the fourth quarter of 2005, the Company hired an Investment Specialist who brings almost 20 years of experience in investments to the organization. He is a Certified Senior Advisor with Series 7, Series 24, Series 63 and Series 65 licenses. Prior to working in investments, he worked in bank operations, lending and also as a branch manager. This provides him with a better understanding of exactly what services bank customers want and need.

**Introduction of the Investment Area**

During the fourth quarter of 2005, the Company established CBT Investment Services. The Company hired an Investment Specialist to manage this new services area of the Company's subsidiary, Capital Bank & Trust. Management believes this new area will provide a value-added service to the Company's customers. In the aftermath of 9/11, the markets have appeared to stabilize over the past two years. In February 2006, the equity markets hit five year highs. Management believes this is reflective of increasing investor confidence. There are approximately 60-70 million "baby-boomers" who will be recipients of the greatest wealth transfer in history. Management believes that most of these boomers are investors rather than savers. Many factors will affect their future investment decisions, not the least of which is the ever-increasing life expectancy numbers. According to recent mortality statistics released by the Centers for Disease Control and Prevention, the average 65-year-old man will live beyond age 81. The average 65-year-old woman will survive past age 84. The savings and investments of new retirees will have to be able to generate considerable returns to last many years. Management believes customers will turn to the investment markets to make this happen.

Many of our customers have investment accounts or investment relationships at some institution, most of which are anticipated to be at brokerage firms. By introducing CBT Investment Services during 2005, the Company has the opportunity to leverage our existing relationships and bring all of the customer's accounts under one roof.

Management believes the Investment area has the potential to contribute significantly to the Company's non-interest income. Like other areas, commissions are being tightly squeezed due to competition; however, with the right level of customer service, Management believes this will allow the Investment area to generate current fee income and additionally build recurring revenue for future years. The Company believes it has a strong strategic partner through the broker-dealer relationship with Linsco/Private Ledger. Linsco's commission payouts are amongst the best in the industry. Additionally, Management plans to minimize operating expenses in order to maximize income.

As of February 2006, the Company has approximately $20 million in investments under management. This has been achieved by moving existing relationships from other institutions and by working with the Company's existing customer base. The Investment Specialist is developing a branch network referral system in order to find additional customer opportunities. Additional, qualified staff will be added to this area as it is deemed necessary.

The Investment area enables the Company to draw additional deposit accounts by consolidating each customer's assets into one relationship. Many customers "shop" rates. The Investment area may be able to temporarily find attractive alternatives within the investment department as opposed to our clients leaving for other financial institutions. Most of these funds will ultimately end up within the Bank. Management believes it is much easier to get them back to the Bank if the overall relationships are maintained within the Company.

**Technological Advances within the Organization**

The Company implemented a new loan origination platform system. The new platform has further streamlined the processing of loans as it is a fully integrated system. In addition, the new platform uses service-provided ongoing, legally reviewed forms which help to ensure all compliance components are met.

The Company also implemented an on-line teller system which automated the teller processes. Tellers now have on-line capabilities to check customer balances and view signature cards at their station. This helps to provide better customer service and provides better security when cashing checks. The system provides better tracking of customer transactions, enabling the Bank to monitor transactions effectively for compliance and regulatory reporting.

During the fourth quarter of 2005, the Company implemented an anti-fraud software system. This data gathering software tracks suspicious activity on deposit accounts to help prevent losses due to kiting or money laundering.

In order to ensure communications in the case of business disruption, additional backup telecommunications facilities were installed in an area that is geographically removed from the Company's main facilities. The IT Department implemented additional intrusion prevention security on the data communications systems. Security and protection of customer information is a vital focus of the Company and will continue to be assessed on an ongoing basis to ensure that every effort is being made to provide better security for our information systems.

During 2006, the Company plans to introduce remote deposit capture to select commercial customers. This will enable creditworthy commercial customers to process non-cash items from the convenience of their business locations. Management believes this will enable the bank to attract new deposit accounts from commercial customers while reducing errors, courier costs and processing times.

The Company also plans to introduce electronic branch capture. This will enable each of the Company's branches to electronically transmit customer deposit information rather than physically delivering the items for processing. This will also reduce potential errors, shorten processing times and reduce courier expenses.

The Company's Commercial Services Team has recently determined a customer profitability system to be used in the near future. This system will enable Executive Management to better analyze and identify the overall profitability of the customer relationships. Software management tools will assist in further developing individual customer relationships to enhance overall profitability.

Also during 2006, the Company plans to enhance its ATM/Debit card program to reduce the inherent risks associated with the service. It will provide better customer service by using real time information, and processing times will also be improved.

The IT Department hired an Electronic Banking Administrator during January of 2006 who is also certified as an Accredited ACH Professional. In addition, the IT Department plans to hire a Network Administrator during 2006 to meet the growing complexities on the Company's technological infrastructure.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**Financial Condition**

During 2005, total assets increased $99,785,000 or 26.7% from $374,109,000 at December 31, 2004 to $473,894,000 at December 31, 2005. Loans, net of allowance for possible loan losses, increased from $289,338,000 to $385,098,000 or 33.1% during fiscal year 2005. The net increase in loans for 2005 was composed of a 20.5% increase in commercial, financial and agricultural loans, a 15.6% decrease in installment loans, a 32.2% increase in real estate mortgage loans and a 75.4% increase in real estate construction loans.

Securities, net of market valuation adjustments, decreased 6.2% from $60,789,000 at December 31, 2004 to $57,040,000 at December 31, 2005. The carrying value of securities of U.S. Treasury and other U.S. Government obligations decreased $2,799,000, obligations of state and political subdivisions increased $2,789,000, and there was a decrease in mortgage-backed securities of $3,739,000. At December 31, 2005 the market value of the Company's securities portfolio was less than its amortized cost by $1,116,000 (2.0%). At December 31, 2004 the market value of the Company's securities portfolio was less than its amortized cost by $36,000 (0.1%). The weighted average yield (stated on a tax-equivalent basis, assuming a Federal income tax rate of 34%) of the securities at December 31, 2005 was 4.32%. The Company has an extremely conservative approach to investments. All investments contained in the portfolio are government grade with no corporate bonds. Approximately 45% of the portfolio consists of mortgage-backed securities. Management believes the Company may experience a slowdown of related cash flows if interest rates rise drastically.

The Company applies the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and

- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

All the Company's securities are classified as available-for-sale.

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Amortized Cost | Estimated Market Value | Amortized Cost | Estimated Market Value |
| | *(In Thousands)* | | *(In Thousands)* | |
| U.S. Treasury and other U.S. government agencies and corporations | $ 20,941 | $ 20,556 | $ 23,489 | $ 23,355 |
| Obligations of states and political subdivisions | 11,058 | 10,914 | 8,144 | 8,125 |
| Mortgage-backed securities | 26,157 | 25,570 | 29,192 | 29,309 |
| | $ 58,156 | $ 57,040 | $ 60,825 | $ 60,789 |

During the year ended December 31, 2003, the net increase in capital included a reduction of $276,000 which represents the unrealized depreciation on securities available-for-sale of $448,000 net of applicable taxes of $172,000. During the year ended December 31, 2004, the net increase in capital included a reduction of $248,000 which represents unrealized depreciation on securities available-for-sale of $401,000, net of applicable taxes of $153,000. During the year ended December 31, 2005, the net increase in capital included a reduction of $667,000 which represents the unrealized depreciation on securities available-for-sale of $1,080,000 net of applicable taxes of $413,000.

For the year 2005, the growth in assets, which is comprised mainly of loan growth, was funded principally by increases in deposits. Total deposits increased from $280,027,000 at December 31, 2004 to $378,670,000 at December 31, 2005, representing an increase of 35.2%. The Company experienced the largest amount of growth in deposits related to savings accounts which increased from $2,201,000 in 2004 to $57,788,000 or 2,525.5% at December 31, 2005, representing an increase of $55,587,000. The significant increase in savings accounts resulted from the Company offering a high yield savings account which was introduced during the second quarter of the year. Additionally, increases in demand deposit accounts of $14,977,000 or 57.5%, certificates of deposit less than $100,000 of $21,718,000 or 28.9% and certificates of deposit of $100,000 or more of $31,836,000 or 42.0%, contributed to the increases in deposits for 2005. Securities sold under repurchase agreements increased $1,117,000 during 2005 and advances from Federal Home Loan Bank increased $5,325,000. The Company also issued $12,372,000 in trust preferred securities which are recorded as junior subordinated debentures in the consolidated balance sheet. The Company's Federal funds purchased decreased $21,980,000, and Federal funds sold increased by $25,000.

The Company's allowance for loan losses at December 31, 2005 was $4,604,000 as compared to $3,503,000 at December 31, 2004. Non-performing loans amounted to $766,000 at December 31, 2005 compared to $2,352,000 at December 31, 2004. Non-performing loans are loans which have been placed on non-accrual status, loans 90 days past due plus renegotiated loans past due. Net charge-offs totaled $564,000 for 2005, $912,000 for 2004 and $724,000 for 2003. The provision for possible loan losses was $1,665,000 in 2005, $1,514,000 in 2004 and $1,090,000 in 2003. The net charge-offs in 2005, 2004 and 2003 are considered by management to be reasonable.

The allowance for possible loan losses, amounting to $4,604,000 at December 31, 2005, represents 1.18% of total loans outstanding. At December 31, 2004, the allowance for possible loan losses represented 1.20% of total loans outstanding. Management has in place a system to identify and monitor problem loans. A formal review is prepared quarterly by the Loan Review Officer to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. The review includes analysis of historical performance, the level of non-performing and adversely rated loans, specific analysis of certain problem loans, loan activity since the previous assessment, reports prepared by the Loan Review Officer, consideration of current economic conditions, and other pertinent information. The level of the allowance to net loans outstanding will vary depending on the overall results of this quarterly assessment. The review is presented to and subsequently approved by the Board of Directors. Management believes the allowance for possible loan losses at December 31, 2005 to be adequate.

## Liquidity

Liquidity represents the ability to efficiently and economically accommodate decreases in deposits and other liabilities, as well as fund increases in assets. A Company has liquidity potential when it has the ability to obtain sufficient funds in a timely manner at a reasonable cost. The availability of funds through deposits, the purchase and sales of securities in the investment portfolio, the use of funds for consumer and commercial loans and the access to debt markets affect the liquidity of the Company. The Company's loan to deposit ratio was approximately 102.9% and 104.6% at December 31, 2005 and December 31, 2004, respectively.

The Company's investment portfolio consists of earning assets that provide interest income and liquidity. The mortgage-backed securities portfolio produces monthly cash flows.

Funds management decisions must reflect management's intent to maintain profitability in both the immediate and long-term earnings. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets periodically to analyze the rate sensitivity position of the Company. These meetings focus on the spread between the Company's cost of funds and interest yields generated primarily through loans and investments.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital Bancorp, Inc. presently maintains a liability sensitive position over the 2006 year or a negative gap. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. For example, the six-month gap is a picture of the possible repricing over a six-month period. The following table shows the rate sensitivity gaps for different time periods as of December 31, 2005:

| Interest-rate sensitivity gaps: *(In Thousands)* | 1-90 Days | 91-180 Days | 181-365 Days | One Year and Longer | Total |
|---|---|---|---|---|---|
| Interest-earning assets | $ 211,801 | $ 7,962 | $ 20,609 | $212,518 | $452,890 |
| Interest-bearing liabilities | 227,834 | 28,561 | 44,231 | 100,198 | 400,824 |
| Interest sensitivity gap | $ (16,033) | $ 20,599 | $(23,622) | $112,320 | $ 52,066 |
| Cumulative gap | $ (16,033) | $ (36,632) | $(60,254) | $ 52,066 | |
| Interest rate sensitivity gap as a % of total assets | (3.38)% | (4.35)% | (4.98)% | 23.70% | |
| Cumulative gap as a % of total assets | (3.38)% | (7.73)% | (12.71)% | 10.99% | |

Included in the 1 to 90 day category of interest bearing liabilities are negotiable order of withdrawal, money market demand, demand deposit and regular savings accounts. Although these accounts can be repriced at any time, historically these sectors have not simultaneously repriced. As a result of periodic regression analyses, these accounts are indicated to be less interest rate sensitive than the gap analysis would initially suggest.

Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal, money market demand, demand deposit and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the future.

It is anticipated that with present loan maturities, as well as principal paydowns, the anticipated growth in deposit base, investment security cash flows and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the foreseeable future. At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity changing in any material way.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

## Results of Operations

Net income before income taxes for the year ended December 31, 2005, was $4,984,000, $1,077,000 more than pre-tax net income for 2004 of $3,907,000, an increase of 27.6% over 2004. For the quarters ended December 31, 2005 and 2004, net income before income taxes was $1,305,000 and $893,000, respectively, an increase of 46.1%. Net income after taxes for the year ended December 31, 2005, was $3,224,000, or $0.93 basic earnings per common share, down 4.4% from $3,373,000, or $1.04 basic earnings per common share, for the same period of 2004. Net income for the fourth quarter of 2005 was $834,000, or $0.24 basic earnings per common share, down 27.8% from $1,155,000, or $0.34 basic earnings per common share, for the same period for 2004. The net earnings difference for the fourth quarter and for the year is attributable to income tax benefits received in the third and fourth quarters of 2004 related to non-qualified stock options that were exercised during that period. Pretax earnings for the fourth quarter 2005 are up $412,000, or 46.1%, when compared with pretax earnings for the same period in 2004. For comparison, income tax expense for the quarters ended December 31, 2005 and 2004, were $471,000 and a benefit of $262,000, respectively. In comparing the years ended December 31, 2005 and 2004, income tax expenses were $1,760,000 and $534,000, respectively. Average earning assets increased $105,376,000 for the year ended December 31, 2005 as compared to the year ended December 31, 2004. Average earning assets increased $55,935,000 for the year ended December 31, 2004 as compared to the year ended December 31, 2003. The net interest spread decreased from 3.70% in 2004 to 3.52% in 2005. The net interest spread was 3.74% in 2003. Net interest spread is defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds, as calculated on a fully taxable equivalent basis. The decrease in the net interest spread from 2004 to 2005 is attributable to loan rate increases associated with the Federal Reserve's increasing its prime lending rate a total of eight times, or 200 basis points, during the year.

Net interest income before provision for possible loan losses for 2005 totaled $15,499,000 as compared to $11,766,000 for 2004 and $9,768,000 for 2003. The provision for possible loan losses was $1,665,000 in 2005, $1,514,000 in 2004 and $1,090,000 in 2003. Net charge-offs in 2005 were $564,000 as compared to $912,000 in 2004 and $724,000 in 2003.

Non-interest income increased 3.0% to $2,277,000 in 2005 from $2,210,000 in 2004. The increase is primarily the result of increases in gain on sale of loans of $118,000, gains on sales or calls of securities of $14,000, gains on sale of other real estate of $3,000 and other fees and commissions of $29,000. Additionally, there was a decrease in service charges on deposit accounts of $97,000 or 8.0% from $1,214,000 as of December 31, 2004 to $1,117,000 as of December 31, 2005. Non-interest income of $2,210,000 in 2004 was a decrease of approximately 14.3% from $2,578,000 in 2003. The decrease in 2004 resulted primarily from a decrease in gain on sale of loans of $566,000 offset by increases in service charges on deposit accounts of $137,000 and other fees and commissions of $67,000. The increase in service charges for 2004 is primarily attributable to the implementation of a non-traditional overdraft program for the Company's deposit customers.

Non-interest expense increased 30.1% to $11,127,000 in 2005 from $8,555,000 in 2004. Non-interest expense was $7,568,000 in 2003. Non-interest expense which includes, among other things, salaries and employee benefits, occupancy expenses, furniture and equipment expenses, data processing, Federal deposit insurance and state banking fees, supplies and general operating costs increased commensurate with the continued growth of the Company. The increase in 2005 was primarily attributable to an increase in salaries and employment benefits of $2,038,000 (43.3%), an increase in occupancy expenses of $283,000 (36.5%), a decrease in furniture and equipment expenses of $15,000 (3.5%), a decrease in legal expenses of $16,000 (5.6%), a decrease in accounting fees of $36,000 (14.3%), an increase in customer and office expenses of $246,000 (18.1%), an increase in general administrative expenses of $23,000 (3.7%), a decrease in loss on sale/writedown of other real estate of $29,000 (69.0%), an increase in FDIC Insurance of $53,000 (155.9%) and an increase in State Bankers fees of $25,000 (41.7%). The non-interest expense increased approximately 13.0% from 2003 to 2004 and was due primarily to increases in salaries and employee benefits, occupancy expenses, furniture and equipment expenses, and other operating expenses.

Income tax expense increased to $1,760,000 in 2005 from $534,000 in 2004. The income tax expense for 2003 was $1,291,000. The increase in income tax expense from 2004 to 2005 is due to tax benefits which were taken in the prior year as a result of various Directors/Founders exercising noncompensatory, non-qualified stock options. In addition, the Company experienced higher pre-tax earnings than the prior year.

## Off-Balance-Sheet Arrangements

At December 31, 2005, the Company had unused commitments to extend credit outstanding of $98,877,000 and standby letters of credit outstanding of $2,767,000. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company's bank subsidiary has the ability to liquidate securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiary could sell participations in these or other loans to correspondent banks.

## Contractual Obligations

The Company has the following contractual obligations as of December 31, 2005:

| *(In Thousands)* | Less than 1 Year | 1 - 3 Years | 3 - 5 Years | More than 5 Years | Total |
|---|---|---|---|---|---|
| Long-term debt | $ 7,240 | $10,500 | $16,153 | $25,340 | $59,233 |
| Capital leases | - | - | - | - | - |
| Operating leases | 554 | 1,167 | 331 | 1,758 | 3,810 |
| Purchases | - | - | - | - | - |
| Other long-term liabilities | - | - | - | - | - |
| Total | $ 7,794 | $11,667 | $16,484 | $27,098 | $63,043 |

Long-term debt contractual obligations consist of advances from the Federal Home Loan Bank and junior subordinated debentures. The Company has entered into operating lease agreements for certain branch facilities and automobiles. Future minimum rental payments required under the terms of these noncancellable leases are included in operating lease obligations.

The Company increased its number of full-time equivalent employees from 85 at December 31, 2004 to 103 as of December 31, 2005. In addition, in April, 2005, the Company leased approximately 9,100 square feet of additional space adjacent to its main office for corporate operations. The Company currently expects to open a new Williamson County branch in the middle of 2006. Opening of new branches typically results in an increase in non-interest expenses associated with employee expenses and occupancy costs. For 2006, the Company expects non-interest expense to increase by approximately $170,000 as a direct result of the addition of the Williamson County branch location. This increase reflects adding personnel, leasing the branch office space, depreciating capitalized leasehold improvements, furniture, fixtures and equipment, purchasing the initial supply inventory, marketing campaign costs and other one-time expenses associated with opening a new facility. The Company's efficiency ratio, the ratio of non-interest expense to the sum of net interest income and non-interest income, was 62.6% for the year ended December 31, 2005. Many analysts view the efficiency ratio as a measure of the amount of expense that is incurred to generate a dollar of revenue.

## Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance since they impact both interest revenues and interest costs.

## Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's current operations, the Company is not presently subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets periodically to analyze the rate sensitivity position. Such meetings are intended to focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2005:

| Held for Purposes Other Than Trading (In Thousands) | Expected Maturity Date - Year Ending December 31, 2006 | 2007-2008 | 2009-2010 | 2011-2015 | Thereafter | Total | Fair Value |
|---|---|---|---|---|---|---|---|
| Earning assets: | | | | | | | |
| Loans, including unearned interest | $157,328 | $80,635 | $88,324 | $45,727 | $18,402 | $390,416 | $382,485 |
| Average interest rate | 7.64% | 6.74% | 6.63% | 7.05% | 6.24% | 7.09% | |
| Securities | 4,421 | 5,618 | 5,359 | 14,152 | 27,490 | 57,040 | 57,040 |
| Average interest rate | 2.11% | 4.06% | 4.07% | 4.26% | 4.80% | 4.32% | |
| Loans held for sale | 1,940 | - | - | - | - | 1,940 | 1,940 |
| Average interest rate | 6.14% | - | - | - | - | 6.14% | |
| Federal funds sold | 25 | - | - | - | - | 25 | 25 |
| Average interest rate | 3.95% | - | - | - | - | 3.95% | |
| Interest-bearing deposits in financial institutions | 1,388 | - | - | - | - | 1,388 | 1,388 |
| Average interest rate | 3.48% | - | - | - | - | 3.48% | |
| Restricted equity securities | 2,795 | - | - | - | - | 2,795 | 2,795 |
| Average interest rate | 3.83% | | | | | 3.83% | |
| Interest-bearing liabilities: | | | | | | | |
| Interest-bearing time deposits | 140,092 | 53,522 | 10,973 | - | - | 204,588 | 204,265 |
| Average interest rate | 3.66% | 4.41% | 4.58% | - | - | 3.90% | |
| Negotiable order of withdrawal accounts | 16,497 | - | - | - | - | 16,497 | 16,497 |
| Average interest rate | 0.67% | - | - | - | - | 0.67% | |
| Money market deposit accounts | 58,793 | - | - | - | - | 58,793 | 58,793 |
| Average interest rate | 2.60% | - | - | - | - | 2.60% | |
| Savings deposits | 57,788 | - | - | - | - | 57,788 | 57,788 |
| Average interest rate | 3.28% | - | - | - | - | 3.28% | |
| Securities sold under repurchase agreements | 3,925 | - | - | - | - | 3,925 | 3,925 |
| Average interest rate | 1.95% | - | - | - | - | 1.95% | |
| Advances from Federal Home Loan Bank | 7,240 | 10,500 | 16,153 | 12,753 | 215 | 46,861 | 46,848 |
| Average interest rate | 4.06% | 4.98% | 4.30% | 4.38% | 3.75% | 4.44% | |
| Trust preferred debentures | - | - | - | - | 12,372 | 12,372 | 11,838 |
| Average interest rate | - | - | - | - | 5.64% | 5.64% | |

# INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Capital Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Capital Bancorp, Inc. and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Bancorp, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Maggart & Associates, P.C

February 3, 2006

# CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

| | (In Thousands) | |
|---|---|---|
| | 2005 | 2004 |
| **ASSETS** | | |
| Loans, net of allowance for possible loan losses of $4,604,000 and $3,503,000, respectively | $385,098 | $289,338 |
| Securities available-for-sale, at market (amortized cost $58,156,000 and $60,825,000, respectively) | 57,040 | 60,789 |
| Loans held for sale | 1,940 | 2,138 |
| Interest-bearing deposits in financial institutions | 1,388 | 225 |
| Federal funds sold | 25 | - |
| Restricted equity securities | 2,795 | 2,540 |
| Total earning assets | 448,286 | 355,030 |
| Cash and due from banks | 9,634 | 5,689 |
| Premises and equipment, net | 5,200 | 4,612 |
| Cash surrender value of life insurance | 4,773 | 4,614 |
| Accrued interest receivable | 2,142 | 1,569 |
| Deferred income taxes | 2,125 | 1,220 |
| Other real estate | - | 383 |
| Investment in nonconsolidated variable interest entity | 372 | - |
| Other assets | 1,362 | 992 |
| Total assets | $473,894 | $374,109 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Deposits | $378,670 | $280,027 |
| Securities sold under repurchase agreements | 3,925 | 2,808 |
| Accrued interest and other liabilities | 3,454 | 1,970 |
| Advances from Federal Home Loan Bank | 46,861 | 41,536 |
| Federal funds purchased | - | 21,980 |
| Junior subordinated debentures | 12,372 | - |
| Total liabilities | 445,282 | 348,321 |
| Stockholders' equity: | | |
| Preferred stock, no par value, authorized 20,000,000 shares, no shares issued | - | - |
| Common stock, no par value, authorized 20,000,000 shares, 3,482,495 and 3,460,608 shares issued and outstanding, respectively | 14,347 | 14,080 |
| Retained earnings | 14,954 | 11,730 |
| Net unrealized loss on available-for-sale securities, net of taxes of $427,000 and $14,000, respectively | (689) | (22) |
| Total stockholders' equity | 28,612 | 25,788 |
| COMMITMENTS AND CONTINGENCIES | | |
| Total liabilities and stockholders' equity | $473,894 | $374,109 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF EARNINGS

Three Years ended December 31, 2005

| | (In Thousands, except per share data) | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Interest income: | | | |
| Interest and fees on loans | $24,180 | $15,357 | $13,150 |
| Interest and dividends on securities: | | | |
| Taxable securities | 1,950 | 1,890 | 1,420 |
| Exempt from Federal income taxes | 331 | 276 | 152 |
| Interest on loans held for sale | 116 | 103 | 202 |
| Interest on Federal funds sold | 17 | 14 | 19 |
| Interest on interest-bearing deposits in financial institutions | 19 | 8 | 17 |
| Interest and dividends on restricted equity securities | 103 | 76 | 69 |
| Interest on trust preferred securities | 12 | - | - |
| Total interest income | 26,728 | 17,724 | 15,029 |
| Interest expense: | | | |
| Interest on savings accounts | 1,053 | 7 | 8 |
| Interest on negotiable order of withdrawal accounts | 78 | 25 | 26 |
| Interest on money market accounts | 1,461 | 1,222 | 746 |
| Interest on certificates of deposits over $100,000 | 3,040 | 1,771 | 1,922 |
| Interest on certificates of deposits - other | 3,040 | 1,713 | 1,397 |
| Interest on securities sold under repurchase agreements | 41 | 19 | 23 |
| Interest on Federal funds purchased | 188 | 96 | 52 |
| Interest on advances from Federal Home Loan Bank | 1,933 | 1,105 | 1,087 |
| Interest on subordinated debentures | 384 | - | - |
| Interest on other borrowings | 11 | - | - |
| Total interest expense | 11,229 | 5,958 | 5,261 |
| Net interest income before provision for possible loan losses | 15,499 | 11,766 | 9,768 |
| Provision for possible loan losses | 1,665 | 1,514 | 1,090 |
| Net interest income after provision for possible loan losses | 13,834 | 10,252 | 8,678 |
| Non-interest income | 2,277 | 2,210 | 2,578 |
| Non-interest expense | 11,127 | 8,555 | 7,568 |
| Earnings before income taxes | 4,984 | 3,907 | 3,688 |
| Income taxes | 1,760 | 534 | 1,291 |
| Net earnings | $ 3,224 | $ 3,373 | $ 2,397 |
| Basic earnings per common share | $ .93 | $ 1.04 | $ .77 |
| Diluted earnings per common share | $ .88 | $ 1.00 | $ .72 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

Three Years ended December 31, 2005

| | *(In Thousands)* | | |
| --- | --- | --- | --- |
| | 2005 | 2004 | 2003 |
| Net earnings | $3,224 | $3,373 | $2,397 |
| Other comprehensive losses, net of tax: | | | |
| Net unrealized losses on available-for-sale securities arising during period, net of taxes of $408,000, $153,000 and $168,000, respectively | (658) | (248) | (272) |
| Less: reclassification adjustment for gains included in net earnings, net of taxes of $5,000 and $2,000 in 2005 and 2003 | (9) | - | (4) |
| Other comprehensive losses | (667) | (248) | (276) |
| Comprehensive earnings | $2,557 | $3,125 | $2,121 |

See accompanying notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Three Years ended December 31, 2005

| | (In Thousands) | | | | | |
|---|---|---|---|---|---|---|
| | Preferred Stock | Common Stock | Additional Paid-In Capital | Retained Earnings | Net Unrealized Gain (Loss) On Available-For-Sale Securities | Total |
| Balance December 31, 2002 | $ - | $ 6,261 | $5,909 | $ 5,960 | $ 502 | $18,632 |
| Issuance of 8,700 shares of common stock related to exercise of stock options | - | 35 | 55 | - | - | 90 |
| Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $172,000 | - | - | - | - | (276) | (276) |
| Net earnings for the year | - | - | - | 2,397 | - | 2,397 |
| Balance December 31, 2003 | - | 6,296 | 5,964 | 8,357 | 226 | 20,843 |
| Elimination of par value | - | 5,964 | (5,964) | - | - | - |
| Issuance of 312,666 shares of common stock related to exercise of stock options | - | 1,820 | - | - | - | 1,820 |
| Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $153,000 | - | - | - | - | (248) | (248) |
| Net earnings for the year | - | - | - | 3,373 | - | 3,373 |
| Balance December 31, 2004 | $ - | $14,080 | $ - | $11,730 | $ (22) | $25,788 |
| Issuance of 14,300 shares of common stock related to exercise of stock options | - | 109 | - | - | - | 109 |
| Issuance of 7,587 shares of common stock related to employee stock purchase plan | - | 126 | - | - | - | 126 |
| Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $413,000 | - | - | - | - | (667) | (667) |
| Benefit of exercise of non-qualified stock options | - | 32 | - | - | - | 32 |
| Net earnings for the year | - | - | - | 3,224 | - | 3,224 |
| Balance December 31, 2005 | $ - | $14,347 | $ - | $14,954 | $(689) | $28,612 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Years ended December 31, 2005

Increase (Decrease) in Cash and Cash Equivalents

| | (In Thousands) | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Cash flows from operating activities: | | | |
| Interest received | $ 26,608 | $ 17,572 | $ 15,292 |
| Fees received | 1,470 | 1,538 | 1,334 |
| Interest paid | (10,616) | (5,626) | (5,344) |
| Cash paid to suppliers and employees | (10,844) | (7,753) | (7,272) |
| Proceeds from sales of loans | 50,484 | 40,475 | 72,174 |
| Originations of loans held for sale | (49,541) | (40,106) | (67,002) |
| Income taxes paid | (1,656) | (1,264) | (1,439) |
| Net cash provided by operating activities | 5,905 | 4,836 | 7,743 |
| Cash flows from investing activities: | | | |
| Purchase of available-for-sale securities | (11,924) | (34,468) | (50,409) |
| Proceeds from maturities, calls and principal payments of available-for-sale securities | 13,026 | 20,196 | 34,633 |
| Proceeds from sales of available-for-sale securities | 1,035 | - | 11,055 |
| Loans made to customers, net of repayments | (97,000) | (77,145) | (42,039) |
| Purchase of premises and equipment | (1,093) | (148) | (275) |
| Purchase of life insurance | - | (315) | (2,000) |
| Proceeds from sale of other assets | - | 20 | - |
| Decrease (increase) in interest-bearing deposits in financial institutions | (1,163) | 26 | - |
| Expenditures on other real estate | (10) | (43) | (4) |
| Proceeds from sale of other real estate | 16 | 245 | 493 |
| Purchase of restricted equity securities | (162) | (609) | - |
| Investment in non-consolidated variable interest entity | (372) | - | - |
| Net cash used in investing activities | (97,647) | (92,241) | (48,546) |
| Cash flows from financing activities: | | | |
| Net increase in non-interest bearing, savings and NOW deposit accounts | 45,089 | 19,484 | 18,828 |
| Net increase in time deposits | 53,554 | 36,313 | 15,507 |
| Proceeds from issuance of common stock | 235 | 1,820 | 90 |
| Increase (decrease) in securities sold under repurchase agreements | 1,117 | 1,018 | (1,432) |
| Net increase (decrease) in advances from Federal Home Loan Bank | 5,325 | 17,029 | (1,280) |
| Issuance of junior subordinated debentures | 12,372 | - | - |
| Net increase (decrease) in Federal funds purchased | (21,980) | 12,780 | 8,580 |
| Net cash provided by financing activities | 95,712 | 88,444 | 40,293 |
| Net increase (decrease) in cash and cash equivalents | 3,970 | 1,039 | (510) |
| Cash and cash equivalents at beginning of year | 5,689 | 4,650 | 5,160 |
| Cash and cash equivalents at end of year | $ 9,659 | $ 5,689 | $ 4,650 |

See accompanying notes to consolidated financial statements.

## CONSOLIDATED STATEMENT OF CASH FLOWS, continued

Three Years ended December 31, 2005
Increase (Decrease) in Cash and Cash Equivalents

| | *(In Thousands)* 2005 | 2004 | 2003 |
|---|---|---|---|
| Reconciliation of net earnings to net cash provided by operating activities: | | | |
| Net earnings | $3,224 | $3,373 | $2,397 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation | 505 | 409 | 451 |
| Amortization and accretion | 546 | 227 | 485 |
| Provision for possible loan losses | 1,665 | 1,514 | 1,090 |
| FHLB dividend reinvestment | (93) | (69) | (65) |
| Provision for deferred income taxes | (492) | (222) | (127) |
| Gain on participation loans sold | (45) | - | - |
| Loss on disposal of premises and equipment | - | - | 11 |
| Gain on sale/call of securities, net | (14) | - | (6) |
| Loss (gain) on sale of other real estate | (3) | 42 | 16 |
| Loss on sale of other assets | 13 | 15 | 89 |
| Increase in accrued interest receivable | (573) | (309) | (153) |
| Decrease (increase) in loans held for sale | 198 | (303) | 3,934 |
| Decrease (increase) in other assets | (440) | 224 | (5) |
| Decrease (increase) in refundable income taxes | 89 | (428) | (24) |
| Increase in cash surrender value of life insurance, net | (159) | (208) | (500) |
| Increase (decrease) in accrued interest payable | 613 | 332 | (83) |
| Increase in other liabilities | 364 | 319 | 230 |
| Increase (decrease) in accrued income taxes | 507 | (80) | 3 |
| Total adjustments | 2,681 | 1,463 | 5,346 |
| Net cash provided by operating activities | $5,905 | $4,836 | $7,743 |
| Supplemental Schedule of Non-Cash Activities: | | | |
| Unrealized loss on available-for-sale securities, net of taxes of $413,000, $153,000 and $170,000, respectively | $ (667) | $ (248) | $ (276) |
| Non-cash transfers from loans to other real estate | $ 215 | $ 627 | $ - |
| Non-cash transfers from other real estate to loans | $ 595 | $ - | $ - |
| Non-cash benefit of exercise of non-qualified stock options | $ 32 | $ - | $ - |

See accompanying notes to consolidated financial statements.

## (1) Summary of Significant Accounting Policies

The accounting and reporting policies of Capital Bancorp, Inc. and Subsidiaries ("the Company") are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

### (a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Capital Bancorp Capital Trust I (Capital Trust I) and Capital Bank & Trust Company ("the Bank") and its wholly-owned subsidiaries, CBTC Corporation and Capital Housing Improvement Projects, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

### (b) Nature of Operations

Capital Bank & Trust Company is a state chartered bank which began operations on May 25, 1994. Capital Bank & Trust Company provides full banking services. As a state bank, the Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The area served by Capital Bank & Trust Company is Davidson and surrounding counties of Middle Tennessee. Services are provided at the main office in Nashville, Tennessee and five branches.

### (c) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

### (d) Loans

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

The Company's installment loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

The Company considers all loans subject to the provisions of SFAS Nos. 114 and 118 that are on a nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Past due status of loans is based on the contractual terms of the loan. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

**(e) <u>Allowance for Possible Loan Losses</u>**

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments (the allowance for which is included in other liabilities when significant); and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

**(f) Loans Held-For-Sale**

Mortgage loans held for sale are reported at the lower of cost or market value, determined by outstanding commitments from investors at the balance sheet date. These loans are valued on an aggregate basis.

**(g) Securities**

The Company accounts for securities under the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Securities Held-to-Maturity
  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. No securities have been classified as securities held-to-maturity.

- Trading Securities
  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. No securities have been classified as trading securities.

- Securities Available-for-Sale
  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company has classified all its securities as securities available-for-sale.

Realized gains or losses from the sale of securities are recognized upon realization based upon the specific identification method.

**(h) Premises and Equipment**

Premises and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

**(i) Cash and Cash Equivalents**

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. The Company maintains deposits in excess of the Federal insurance amounts with other financial institutions. Management makes deposits only with financial institutions it considers to be financially sound.

**(j) Securities Sold Under Agreements to Repurchase**

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

(k) **Long-Term Assets**

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(l) **Income Taxes**

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return. Each corporation provides for income taxes on a separate-return basis.

(m) **Stock Options and Employee Stock Purchase Plans**

The Company uses the fair value method to calculate the compensation reported in the proforma earnings in note 18 to the consolidated financial statements.

(n) **Advertising Costs**

Advertising costs are expensed when incurred by the Company. Advertising costs for the years ended December 31, 2005, 2004 and 2003 totaled $151,000, $123,000 and $64,000, respectively.

(o) **Other Real Estate**

Real estate acquired in the settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost to sell. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(p) **Reclassification**

Certain reclassifications have been made to the 2004 and 2003 figures to conform to the presentation for 2005.

(q) **Off-Balance-Sheet Financial Instruments**

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(r) **Stock Split and Elimination of Par Value**

The Company's Board of Directors voted a 2-for-1 stock split for stockholders of record as of July 30, 2004, payable August 16, 2004. Each stockholder received one (1) additional share for each one (1) share owned. Certain share and per share data included in these consolidated financial statements has been restated to give effect to the stock split. In addition, the Board authorized a charter amendment to eliminate par value effective July 2, 2004.

**(s) Impact of New Accounting Standards**

In October, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 147, "Acquisitions of Certain Financial Institutions". SFAS No. 147 amends SFAS No. 72 and FASB Interpretation No. 9 to eliminate all acquisitions of financial institutions other than transactions between mutual enterprises from their scope. Accordingly, the excess of the purchase price paid to acquire a financial institution over the fair value of the identifiable tangible and intangible assets and liabilities acquired now must be recorded as goodwill following SFAS No. 141 and assessed for impairment following SFAS No. 142, "Goodwill and Other Intangible Assets". Furthermore, any previously recognized unidentifiable intangible assets resulting from prior business combinations that do not meet SFAS No. 141's criteria for separate recognition must be reclassified to goodwill. The Company has adopted SFAS No. 147, and it has not had any impact on the Company's financial position or results of operations.

On June 30, 2005, the FASB issued an exposure draft "Business Combinations - a replacement of SFAS No. 141 (141 Revised)". The proposed Statement would require the acquirer to measure the fair value of the acquiree, as a whole, as of the acquisition date as opposed to the definitive agreement date. The proposal also requires that contingent consideration be estimated and recorded at the acquisition which is in conflict with SFAS No. 5. SFAS No. 5 would be amended for this exception. Acquisition related costs incurred in connection with the business combination would generally be expensed.

This proposed Statement would require the acquirer in a business combination in which the acquisition-date fair value of the acquirer's interest in the acquiree exceeds the fair value of the consideration transferred for that interest (referred to as a bargain purchase) to account for that excess by first reducing the goodwill related to that business combination to zero, and then by recognizing any excess in income. Statement 141 requires that excess to be allocated as a pro rata reduction of the amounts that would have been assigned to particular assets acquired. The proposed Statement is expected to be effective for acquisitions after January 1, 2007.

In November, 2002, the FASB issued Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others", which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In May, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position or results of operations.

In June, 2003, the American Institute of Certified Public Accountants issued an exposure draft on a Proposed Statement of Position (SOP) on Allowance for Credit Losses. If approved, the Proposed SOP would significantly change the way the allowance for possible loan losses is calculated. Under the Proposed SOP, any loans determined to be impaired, as defined in FASB Statement No. 114, would be assigned a specific reserve based on facts and circumstances surrounding the particular loan and no loss percentage would be assigned. If a loan is determined not to be impaired, it would be assigned to a pool of similar homogeneous loans. A loss percentage would then be assigned to the pool based on historical charge-offs adjusted for internal or external factors such as the economy, changes in underwriting standards, etc. Management has not yet determined the impact this Proposed SOP would have on their consolidated financial statements, but anticipates that it could result in a reduction in the allowance for possible loan losses. Under the Proposal, any changes resulting from the initial application of this Proposed SOP would be treated as a change in accounting estimate.

In addition, there is currently outstanding a bank regulatory interagency proposal dated March 28, 2005, related to the methodology for assigning risk factors to loans and other extensions of credit. The policy, if adopted, could effect the calculation of the allowance for possible loan losses. Management has not determined the impact of this policy statement; however, it is not expected to have a material impact on the consolidated financial statements.

In June, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". Under SFAS No. 149 loan commitments that relate to the origination of mortgage loans that will be held for sale, commonly referred to as interest rate lock commitments, must be accounted for as derivatives by the issuer of the commitment. Commitments to originate mortgage loans that will be held for investment purposes and commitments to originate other types of loans are not considered derivatives. The Company has adopted SFAS No. 149, but it has not had any material impact on the Company's financial position or results of operations.

On December 31, 2003, the Company adopted certain disclosure requirements of Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". These disclosures concerned unrealized losses related to investments in debt and marketable equity securities that are accounted for under SFAS No. 115. Disclosures include the length of time investments have been in a loss position and discussion pertaining to the nature of the impairment. In September 2004, the FASB approved issuance of Staff Position (FSP) EITF 03-1-1, "Effective Date of Paragraphs 10 through 20 of EITF Issue No. 03-1, the Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). FSP EITF 03-1-1 delays the effective date of paragraphs 10 through 20 of EITF 03-1 as they relate to recognition of other-than-temporary impairment for cost method and marketable investments. This deferral will extend until the FASB provides clarification of the guidance presented in paragraphs 10 through 20. Effective July 1, 2004 the Company adopted all remaining provisions of EITF Issue 03-1, including measurement guidance for evaluating whether impairment has occurred for marketable securities and cost method investments. The effect of implementing the final provisions of paragraphs 10 through 20 cannot currently be estimated due to the pending implementation issues. The adoption of all other provisions of EITF Issue No. 03-1 did not have an impact on the results of operations.

In December, 2004, the Financial Accounting Standards Board ("FASB") reissued Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS") related to share based payments. For Capital Bancorp, Inc. the SFAS applies to the accounting for stock options and the employee stock purchase plan. The substance of the revised statement is to require companies to record as an expense amortization of the fair market value of stock options determined as of the grant date. The offsetting credit is to additional paid-in capital unless there is an obligation to buy back the stock or exchange other assets for the stock. If such an obligation exists the off-setting credit would be to a liability account. The statement is effective for the first interim reporting period after December 15, 2005. Capital Bancorp, Inc. is currently assessing the impact of this SFAS; however, management does not expect the impact to be material on the financial condition or results of operations.

On June 1, 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections", a replacement of Accounting Principles Board (APB) No. 20 and Statement 3. Statement No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. In the absence of specific transition requirements to the contrary in the adoption of an accounting principle, Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable for comparability and consistency of financial information between periods. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors occurring in fiscal years beginning after June 1, 2005.

On July 14, 2005, the FASB issued an Exposure Draft on Accounting for Uncertain Tax Positions, a proposed interpretation of FASB Statement No. 109. The proposed Interpretation requires that only benefits from tax positions that are probable of being sustained under audit should be recognized in the financial statements. These benefits would be recorded at amounts considered to be the best estimates of management. At the time these positions become "more likely than not" to be disallowed under audit, their recognition would be reversed. Capital Bancorp, Inc. is currently reviewing the potential impact of this proposed Interpretation; any cumulative effect associated with the application of the provisions of the proposed Interpretation will be reported as a change in accounting principle in the period in which the Interpretation is adopted.

On December 31, 2003, the Company adopted FIN 46, "Consolidation of Variable Interest Entities" (VIE). On March 31, 2004, the Company adopted FASB Interpretation No. 46 (FIN 46-R), "Consolidation of Variable Interest Entities (revised December 2003)". FIN 46-R clarifies certain aspects of FIN 46 and provides certain entities with exemptions from the requirements of FIN 46. FIN 46-R, requires the consolidation by a business enterprise of variable interest entities (VIE) in which it is the primary beneficiary. FIN 46-R also required the adoption of FIN 46, as of December 31, 2003, for all entities previously considered as special purpose entities and for all VIE created after January 31, 2003. Under the provisions of the standards, the Company does not consolidate its subsidiary, Capital Bancorp Capital Trust I (Capital Trust I), which in 2005 issued $12.0 million of capital securities that are fully and unconditionally guaranteed the Company. As a result of not consolidating, the capital securities are not included on the Company's consolidated balance sheets. However, $12.4 million of junior subordinated debentures issued by the Company to Capital Trust I are included in the liabilities on the balance sheet. The Company identified Capital Trust I as a VIE but it did not meet the criteria of primary beneficiary and, therefore, was not consolidated in the financial statements.

## (2) Loans and Allowance for Possible Loan Losses

The detail of loans at December 31, 2005 and 2004 is as follows:

| | *(In Thousands)* | |
|---|---|---|
| | 2005 | 2004 |
| Commercial, financial and agricultural | $168,285 | $139,624 |
| Installment | 4,906 | 5,812 |
| Real estate - mortgage | 129,107 | 97,688 |
| Real estate - construction | 88,118 | 50,243 |
| | 390,416 | 293,367 |
| Unearned income | 714 | 526 |
| Allowance for possible loan losses | 4,604 | 3,503 |
| | $385,098 | $289,338 |

The principal maturities on loans at December 31, 2005 are as follows:

| | *(In Thousands)* | | | | |
|---|---|---|---|---|---|
| Maturity | Commercial, Financial and Agricultural | Installment | Real Estate-Mortgage | Real Estate-Construction | Total |
| 3 months or less | $ 10,720 | $ 365 | $ 9,225 | $14,846 | $ 35,156 |
| 3 to 12 months | 28,936 | 1,143 | 37,226 | 54,866 | 122,171 |
| 1 to 5 years | 108,836 | 3,281 | 40,833 | 16,010 | 168,960 |
| Over 5 Years | 19,793 | 117 | 41,823 | 2,396 | 64,129 |
| | $168,285 | $4,906 | $12 9,107 | $88,118 | $390,416 |

At December 31, 2005, variable rate and fixed rate loans totaled $213,786,000 and $176,630,000, respectively. At December 31, 2004, variable rate and fixed rate loans totaled $147,572,000 and $145,795,000, respectively.

In the normal course of business, the Company has made loans at prevailing interest rates and terms to its executive officers, directors and their affiliates aggregating $10,049,000 and $3,426,000 at December 31, 2005 and 2004, respectively. As of December 31, 2005, none of these loans were restructured, nor were any related party loans charged off in 2005 and 2004.

An analysis of the activity with respect to such loans to related parties is as follows:

| | *(In Thousands)* | |
|---|---|---|
| | December 31, | |
| | 2005 | 2004 |
| Balance, January 1 | $ 3,426 | $ 4,140 |
| New loans during the year | 15,655 | 9,875 |
| Repayments during the year | (9,032) | (10,589) |
| Balance, December 31 | $10,049 | $ 3,426 |

In 2005, 2004 and 2003, the Company originated loans for sale in the secondary market approximating $49,541,000, $40,106,000 and $67,002,000, respectively. Under normal terms, the Company may be required, in the event of default, to repurchase loans sold for a period of one year. At December 31, 2005, the Company had not been required to repurchase any of the loans originated by the Company and sold in the secondary market. The gain on sale of these loans totaled $745,000, $672,000 and $1,238,000 in 2005, 2004 and 2003, respectively. Management expects no loss to result from these recourse provisions.

In addition, the Company recognized a gain of $45,000 in 2005 related to the sale of a participation loan.

Loans which have been placed on non-accrual status totaled $427,000 and $490,000 at December 31, 2005 and 2004, respectively. Had interest on these loans been accrued, interest income would have been increased by approximately $12,000, $27,000 and $83,000 in 2005, 2004 and 2003, respectively. Loans that are past due 90 days or more and are still accruing interest totaled $339,000 and $1,862,000 at December 31, 2005 and 2004, respectively.

Transactions in the allowance for possible loan losses of the Company for the years ended December 31, 2005, 2004 and 2003 are summarized as follows:

| | *(In Thousands)* | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Balance - beginning of period | $3,503 | $2,901 | $2,535 |
| Provision charged to operating expense | 1,665 | 1,514 | 1,090 |
| Loans charged off | (672) | (946) | (790) |
| Recoveries | 108 | 34 | 66 |
| Balance - end of year | $4,604 | $3,503 | $2,901 |

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Davidson County. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral varies depending upon the purpose of the credit and the borrower's financial condition.

Impaired loans and related loan loss reserve amounts at December 31, 2005 and 2004 were as follows:

| | *(In Thousands)* | |
|---|---|---|
| | 2005 | 2004 |
| Recorded investment | $3,357 | $3,045 |
| Loan loss reserve | $ 540 | $ 527 |

The average recorded investment in impaired loans for the years ended December 31, 2005, 2004 and 2003 was $3,194,000, $2,696,000 and $1,065,000, respectively. The related amount of interest income recognized on these loans during 2005 and 2004 was $264,000 and $198,000, respectively, for the period that such loans were impaired. The Company did not recognize any interest income on these loans during 2003.

**(3) Debt and Equity Securities**

Debt and equity securities have been classified in the balance sheet according to management's intent. The Company's classification of securities at December 31 was as follows:

| | (In Thousands) Securities Available-For-Sale 2005 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| U.S. Treasury and other U.S. government agencies and corporations | $20,941 | $ - | $ 385 | $20,556 |
| Obligations of states and political subdivisions | 11,058 | 14 | 158 | 10,914 |
| Mortgage-backed securities | 26,157 | 30 | 617 | 25,570 |
| | $58,156 | $44 | $1,160 | $57,040 |

| | (In Thousands) Securities Available-For-Sale 2004 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| U.S. Treasury and other U.S. government agencies and corporations | $23,489 | $ 29 | $163 | $23,355 |
| Obligations of states and political subdivisions | 8,144 | 55 | 74 | 8,125 |
| Mortgage-backed securities | 29,192 | 222 | 105 | 29,309 |
| | $60,825 | $306 | $342 | $60,789 |

The amortized cost and estimated market value of debt and equity securities at December 31, 2005, by contractuall maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | (In Thousands) | |
|---|---|---|
| Securities Available-For-Sale | Cost | Estimated Market Value |
| Less than one year | $ 4,500 | $ 4,421 |
| Due after one year through five years | 10,373 | 10,226 |
| Due after five years through ten years | 12,471 | 12,231 |
| Due after ten years | 4,655 | 4,594 |
| Mortgage-backed securities | 26,157 | 25,568 |
| | $58,156 | $57,040 |

Included in the securities above are $5,381,000 (amortized cost of $5,461,000) and $4,382,000 (amortized cost of $4,409,000) at December 31, 2005 and 2004, respectively, in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Securities that have rates that adjust prior to maturity totaled $10,107,000 (approximate amortized cost of $10,273,000) and $11,158,000 (approximate amortized cost of $11,195,000) at December 31, 2005 and 2004, respectively.

Results from sales of debt and equity securities are as follows:

| | (In Thousands) | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Gross proceeds | $1,035 | $ - | $11,055 |
| Gross realized gains | $ 14 | - | $ 19 |
| Gross realized losses | - | - | (13) |
| Net realized gains | $ 14 | $ - | $ 6 |

Securities carried in the balance sheet of approximately $40,599,000 (amortized cost of $41,464,000) and $25,817,000 (amortized cost of $25,783,000) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2005 and 2004, respectively.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:

| | (In Thousands, except number of securities) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Less than 12 Months | | | 12 Months or More | | | Total | |
| | Fair Value | Unrealized Losses | Number of Securities Included | Fair Value | Unrealized Losses | Number of Securities Included | Fair Value | Unrealized Losses |
| U.S. Treasury and other U.S. Government agencies and corporations | $11,365 | $183 | 11 | $ 9,191 | $202 | 7 | $20,556 | $ 385 |
| Obligations of states and political sub-divisions | 7,325 | 101 | 27 | 2,358 | 57 | 12 | 9,683 | 158 |
| Mortgage-backed securities | 14,185 | 275 | 14 | 9,481 | 342 | 12 | 23,666 | 617 |
| Total temporarily impaired securities | $32,875 | $559 | 52 | $21,030 | $601 | 31 | $53,905 | $1,160 |

The impaired securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification, as available-for-sale securities, the Company intends and has the ability to hold the above securities until the value is realized.

The Company may sell the above or other securities in the ordinary course of business in response to unexpected and significant changes in liquidity needs, unexpected and significant increases in interest rates and/or sector spreads that significantly extend the security's holding period, or when conducting a small volume of security transactions.

**(4) Restricted Equity Securities**

Restricted equity securities consists of stock of the Federal Home Loan Bank amounting to $1,948,000 and $1,737,000 at December 31, 2005 and 2004, respectively, and stock of The Bankers Bank amounting to $847,000 and $803,000 at December 31, 2005 and 2004, respectively. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

## (5) Premises and Equipment

The detail of premises and equipment at December 31, 2005 and 2004 is as follows:

| | (In Thousands) | |
|---|---|---|
| | 2005 | 2004 |
| Land | $ 1,092 | $ 1,092 |
| Land improvements | 17 | 17 |
| Buildings | 3,208 | 3,208 |
| Leasehold improvements | 1,413 | 1,031 |
| Furniture and fixtures | 825 | 615 |
| Equipment | 1,579 | 1,109 |
| Construction in progress | 45 | 17 |
| | 8,179 | 7,089 |
| Less accumulated depreciation | (2,979) | (2,477) |
| | $ 5,200 | $ 4,612 |

Depreciation expense was $505,000, $409,000 and $451,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

## (6) Deposits

Deposits at December 31, 2005 and 2004 are summarized as follows:

| | (In Thousands) | |
|---|---|---|
| | 2005 | 2004 |
| Demand deposits | $ 41,004 | $ 26,027 |
| Savings deposits | 57,788 | 2,201 |
| Negotiable order of withdrawal | 16,497 | 13,241 |
| Money market demand accounts | 58,793 | 87,524 |
| Certificates of deposit $100,000 or greater | 105,254 | 74,504 |
| Other certificates of deposit | 92,478 | 72,708 |
| Individual retirement accounts $100,000 or greater | 2,384 | 1,298 |
| Other individual retirement accounts | 4,472 | 2,524 |
| | $378,670 | $280,027 |

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2005 are as follows:

| | (In Thousands) |
|---|---|
| Maturity | Amount |
| 2006 | $140,092 |
| 2007 | 38,620 |
| 2008 | 14,902 |
| 2009 | 4,251 |
| 2010 | 6,723 |
| | $204,588 |

At December 31, 2005 certificates of deposit and individual retirement accounts in denominations of $100,000 or more amounted to $107,638,000 as compared to $75,802,000 at December 31, 2004.

The aggregate amount of overdrafts reclassified as loans receivable was $271,000 and $250,000 at December 31, 2005 and 2004, respectively.

The Company is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2005 and 2004 was approximately $1,456,000 and $916,000, respectively.

**(7) Securities Sold Under Repurchase Agreements**

Securities sold under repurchase agreements were $3,925,000 and $2,808,000 at December 31, 2005 and 2004, respectively. The maximum amounts of outstanding repurchase agreements at any month end during 2005 and 2004 were $3,925,000 and $2,876,000, respectively. The average daily balance outstanding during 2005 and 2004 was $2,871,000 and $2,377,000, respectively. The weighted-average interest rate on the outstanding balance at December 31, 2005 and 2004 was 1.95% and 0.82%, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

**(8) Advances from Federal Home Loan Bank**

The advances from the Federal Home Loan Bank at December 31, 2005 and 2004 consist of the following:

| | *(In Thousands)* | | | |
|---|---|---|---|---|
| | December 31, | | | |
| | 2005 | | 2004 | |
| | Amount | Weighted Average Rate | Amount | Weighted Average Rate |
| Fixed-rate advances | $42,121 | 4.45% | $33,536 | 4.12% |
| Variable-rate advances | $ 4,740 | 4.33% | $ 8,000 | 2.42% |

Advances from the Federal Home Loan Bank are to mature as follows at December 31, 2005:

| Year Ending December 31, | *(In Thousands)* Amount |
|---|---|
| 2006 | $ 7,240 |
| 2008 | 10,500 |
| 2009 | 3,500 |
| 2010 | 12,653 |
| 2011 | 6,000 |
| 2012 | 6,753 |
| 2032 | 52 |
| 2035 | 163 |
| | $46,861 |

These advances are collateralized by approximately $60,648,000 of the Company's commercial and real-estate mortgage loan portfolio.

**(9) Guaranteed Preferred Beneficial Interests in Capital Bancorp's Junior Subordinated Debentures**

On June 16, 2005, the Company closed a private offering of 12,000 Floating Preferred Securities offered and sold by Capital Bancorp Capital Trust I (Capital Trust I), a Delaware business trust wholly-owned by the Company, having a liquidation amount of $1,000 each. Capital Bancorp has fully and unconditionally guaranteed all of the floating preferred securities issued by Capital Trust I. The proceeds from the issuance, together with the proceeds of the related issuance of common securities of Capital Trust I purchased by the Company in the amount of $372,000, were invested in floating rate Junior Subordinated Debentures (the "Debentures") of the Company totaling $12,372,000. The Debentures are due June 30, 2035 and may be redeemed after five years, or sooner in certain specific events, including in the event that the financing is not eligible for treatment as Tier I capital, subject to prior approval by the Federal Reserve Board, if then required. The sole assets of Capital Trust I are the Debentures. The Debentures are unsecured and rank junior to all senior debt of the Company.

The Company owns all of the common securities of Capital Trust I. The floating rate securities bear interest at a rate of 5.642%, and the interest rate will be adjusted quarterly after June 30, 2010 at a rate of three month LIBOR plus 1.50%. The Company intends to use the proceeds for general operating purposes.

The floating rate Preferred Securities issued by Capital Trust I qualify as Tier 1 capital under the Board of Governor's of the Federal Reserve System's notice of final rulemaking, dated March 1, 2005. Under the final rule, the proceeds from the issuance will be subject to increased quantitative and qualitative scrutiny after March 31, 2009. Specifically, after March 31, 2009, the aggregate amount of trust preferred securities and other restricted core capital elements qualifying as Tier 1 capital may not exceed 25% of the amount of all core capital elements, net of goodwill. Because goodwill is currently included in the calculation of core capital elements, it is possible that the increased limitation on the amount of trust preferred securities that quality as Tier 1 capital will cause a portion of the proceeds from the issuance of the floating rate Preferred Securities by the Trust to cease to qualify as Tier 1 capital.

## (10) Non-Interest Income and Non-Interest Expense

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

| | *(In Thousands)* | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Non-interest income: | | | |
| Service charges on deposit accounts | $ 1,117 | $1,214 | $1,077 |
| Other fees and commissions | 353 | 324 | 257 |
| Gain on sales of loans | 790 | 672 | 1,238 |
| Gain on sale/call of securities, net | 14 | - | 6 |
| Gain on sale of other real estate | 3 | - | - |
| Total non-interest income | $ 2,277 | $2,210 | $2,578 |
| Non-interest expense: | | | |
| Employee salaries and benefits | $ 6,742 | $4,704 | $4,201 |
| Occupancy expenses | 1,059 | 776 | 737 |
| Furniture and equipment expenses | 409 | 424 | 458 |
| Legal fees | 268 | 284 | 149 |
| Accounting fees | 215 | 251 | 144 |
| Data processing expenses | 272 | 247 | 235 |
| Professional fees | 201 | 243 | 235 |
| Loss on sale of other real estate | - | 42 | 16 |
| Loss on disposal of premises and equipment | - | - | 11 |
| Loss on sale/writedown of other assets | 13 | 15 | 89 |
| Other operating expenses | 1,948 | 1,569 | 1,293 |
| Total non-interest expense | $11,127 | $8,555 | $7,568 |

## (11) Income Taxes

The components of the net deferred income tax asset are as follows:

| | *(In Thousands)* | |
|---|---|---|
| | December 31 | |
| | 2005 | 2004 |
| Deferred tax asset: | | |
| Federal | $1,934 | $1,153 |
| State | 396 | 236 |
| | 2,330 | 1,389 |
| Deferred tax liability: | | |
| Federal | (170) | (140) |
| State | (35) | (29) |
| | (205) | (169) |
| | $2,125 | $1,220 |

The tax effects of each type of significant item that gave rise to deferred taxes are:

| | (In Thousands) | |
|---|---|---|
| | 2005 | 2004 |
| Financial statement allowance for loan losses in excess of the tax allowance | $1,390 | $1,019 |
| Excess of depreciation deducted in the financial statements over the amounts deducted for tax purposes | 207 | 148 |
| Financial statement deduction for deferred compensation in excess of deduction for tax purposes | 304 | 204 |
| Financial statement income on FHLB stock dividends not recognized for tax purposes | (205) | (169) |
| Unrealized loss on securities available-for-sale | 427 | 14 |
| Financial statement deduction for organizational costs in excess of the amounts deducted for tax purposes | 2 | 4 |
| | $2,125 | $1,220 |

The components of income tax expense (benefit) are summarized as follows:

| | (In Thousands) | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Current: | | | |
| Federal | $1,852 | $ 609 | $1,167 |
| State | 400 | 146 | 251 |
| | 2,252 | 755 | 1,418 |
| Deferred: | | | |
| Federal | (408) | (184) | (106) |
| State | (84) | (37) | (21) |
| | (492) | (221) | (127) |
| Actual tax expense | $1,760 | $ 534 | $1,291 |

A reconciliation of actual income tax expense of $1,760,000, $534,000 and $1,291,000 for the years ended December 31, 2005, 2004 and 2003, respectively, to the "expected" tax expense (computed by applying the statutory Federal income tax rate of 34% to earnings before income taxes) is as follows:

| | (In Thousands) | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Computed "expected" tax expense | $1,694 | $1,328 | $1,254 |
| State income taxes, net of Federal income tax benefit | 209 | 70 | 151 |
| Disallowed expenses | 22 | 13 | 10 |
| Increase in cash surrender value of life insurance policies | (54) | (61) | (42) |
| Tax exempt interest, net of interest expense exclusion | (121) | (110) | (58) |
| Compensation deduction related to non-qualified stock option plan | - | (728) | (27) |
| Other items, net | 10 | 22 | 3 |
| Actual tax expense | $1,760 | $ 534 | $1,291 |

Total income tax expense for 2005 and 2003 includes tax expense of approximately $5,000 and $2,000, respectively, related to the gain on sale of securities. There were no sales of securities in 2004.

**(12) Profit-Sharing Plan**

The Company has in effect a 401(K) profit sharing plan for the benefit of its employees. Employees eligible to participate in the plan are those at least 21 years old and who have completed 1,000 hours of service. Those employees who were employed on the Plan's effective date do not have to satisfy the eligibility requirements. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2005, 2004 and 2003, the Company contributed $206,000, $183,000 and $165,000, respectively, to the plan.

## (13) Commitment and Contingencies and Other Related Party Transactions

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the financial position of the Company.

The subsidiary Bank has entered into several operating lease agreements for the main office bank building, bank branch offices, mortgage loan department office, operations center, and automobiles. Future minimum rental payments required under the terms of the noncancellable leases are as follows:

| | *(In Thousands)* | | | |
|---|---|---|---|---|
| Year Ending December 31, | Main Office Building | Other Facilities | Vehicles | Total |
| 2006 | $150 | $ 388 | $ 16 | $ 554 |
| 2007 | 150 | 437 | 16 | 603 |
| 2008 | 150 | 412 | 2 | 564 |
| 2009 | 13 | 167 | - | 180 |
| 2010 | - | 151 | - | 151 |
| Thereafter | - | 1,758 | - | 1,758 |
| | $463 | $3,313 | $34 | $3,810 |

Total rent expense under the leases amounted to $480,000, $381,000 and $361,000, respectively, during the years ended December 31, 2005, 2004 and 2003.

The main office, administrative offices and operations center are leased from partnerships which are partially owned by a director of the Company. The amounts paid under these leases approximated $147,000, $57,000 and $56,000 during the years ended December 31, 2005, 2004 and 2003, respectively.

The Company has lines of credit with other financial institutions totaling $59,000,000 and $51,000,000 at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, there was $4,740,000 and $29,980,000, respectively, outstanding under these lines of credit of which $4,740,000 and $8,000,000 is included in advances from Federal Home Loan Bank at December 31, 2005 and 2004, respectively.

## (14) Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

| | *(In Thousands)* Contract or Notional Amount | |
|---|---|---|
| | 2005 | 2004 |
| Financial instruments whose contract amounts represent credit risk: | | |
| Unused commitments to extend credit | $ 98,877 | $58,207 |
| Standby letters of credit | 2,767 | 2,663 |
| Total | $101,644 | $60,870 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $2.8 million at December 31, 2005.

## (15) Concentration of Credit Risk

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of the Company. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the financial statements.

At December 31, 2005, the Company's cash and due from banks included commercial bank deposits aggregating $129,000 in excess of the Federal Deposit Insurance Corporation limit of $100,000 per institution.

## (16) Regulatory Matters and Restrictions on Dividends

The Company and its subsidiary are subject to regulatory capital requirements administered by the Federal Reserve Bank, Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions. Failure to meet capital requirements can initiate certain mandatory -- and possibly additional discretionary-actions by regulators that could, in that event, have a direct material effect on the institution's financial statements. The relevant regulations require the Company and its subsidiary to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's capital classifications are also subject to qualitative judgments by the Regulators about components, risk weightings and other factors. Those qualitative judgments could also affect the Company's capital status and the amount of dividends the Company may distribute.

The Company and its subsidiary are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. The Company and its subsidiary bank are required to have minimum Tier I and Total Risk-Based Capital ratios of 4.0% and 8.0%, respectively, and a leverage ratio of 4%. The actual ratios of the Company and its subsidiary were as follows:

| | Capital Bancorp, Inc. | | Capital Bank & Trust | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| Tier I ratio | 9.47% | 8.71% | 9.57% | 8.22% |
| Total risk-based ratio | 11.97% | 9.90% | 10.76% | 9.41% |
| Leverage ratio | 8.03% | 7.34% | 8.10% | 6.91% |

As of December 31, 2005, the most recent notification from the banking regulators categorized the Company and its subsidiary as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's category.

**(17) Deferred Compensation and Supplemental Executive Retirement Plans**

The Company provides its directors a deferred compensation plan. The deferred compensation plan was established in 1999 to reward the directors for past performance and to provide retirement and death benefits. There were nine directors participating in the plan at December 31, 2005. The Company has also established a supplemental executive retirement plan (SERP) to provide supplemental retirement benefits to three executive officers of the Company.

The deferred compensation plan provides retirement benefits for a period of 120 months after the director reaches the age of 65. The supplemental executive retirement plan provides the two executive officers with a percentage of their anticipated annual incomes based upon a projected, hypothetical age - 65 retirement date. Each of these benefits is expected to be for a 15 year period after retirement. The Company has purchased insurance policies to provide death benefits provided for in the plans. The insurance policies remain the sole property of the Company and are payable to the Company. At December 31, 2005 and 2004, the deferred compensation and supplemental executive retirement liabilities totaled $758,000 and $498,000, respectively, the cash surrender value of life insurance totaled $4,773,000 and $4,614,000, respectively, and the face amount of the insurance policies in force approximated $12,306,000 at December 31, 2005 and 2004. Under the terms of the deferred compensation plan, upon the death of the insured, each insured's beneficiary is entitled to twenty-five percent (25%) of the net at risk insurance portion of the proceeds. The net at risk insurance portion is the total proceeds less the cash value of the policy. Under the terms of the SERP, at death the accrued benefits are payable to the executive officers' beneficiaries. The plans are not qualified under Section 401 of the Internal Revenue Code.

**(18) Stock Option and Employee Stock Purchase Plans**

*Employee Stock Purchase Plan*

In January, 2005, the Board of Directors adopted the 2005 Employee Stock Purchase Plan (the Plan). The Plan authorizes the issuance of 500,000 shares of common stock pursuant to purchase rights granted employees or to employees of any affiliates designated as being eligible to participate. The plan is intended to qualify as an "Employee Stock Purchase Plan" within the meaning of Section 423 of the IRS Code.

The Board of Directors will administer the Plan which will offer to employees the ability to purchase common stock at a price per share equal to the lower of (i) 85% of the fair market value on the date of commencement of the offering or (ii) 85% of the fair market value on the date of purchase. Generally, all regular employees, including executive officers who are employed by the Company or any designated affiliates may participate and purchase up to $25,000 worth of common stock in any calendar year. No employee shall be eligible for the grant of any rights under the plan if immediately after such rights are granted, such employee owns five percent or more of outstanding capital stock measured by vote or value.

*Stock Option Plan*

In March of 2001, the Company's stockholders approved the Capital Bancorp, Inc. 2001 Stock Option Plan which provides for the grant of options to purchase 1,000,000 shares of the Company's stock. The Company agreed with the Bank that it would exchange its options to the holders of stock options under the Bank's stock option plan on an option-for-option basis. Thus options that were outstanding under the Bank's stock option plan have been exchanged for options under the Company's stock option plan. It is intended that the holders of the Bank's options will be able to exercise their options on exactly the terms and conditions that they could have exercised Bank stock options. Thus substantially identical vesting, exercise price, and all other material terms of exercise have been grafted on the stock options exchanged by Bank stock option holders. (Thus, for example, Bank stock options that were fully vested at the time that the Company acquired the Bank became fully vested at the time of their exchange for Company stock options.)

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation", as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure", sets forth the methods for recognition of cost of plans similar to those of the Company. As is permitted, management has elected to continue accounting for the plan under APB Opinion 25 and related Interpretations in accounting for its plan. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option and employee stock purchase plans been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings, basic earnings per common share and diluted earnings per common share would have been reduced to the proforma amounts indicated below.

| | | (In Thousands, except per share amounts) | | |
|---|---|---|---|---|
| | | 2005 | 2004 | 2003 |
| Net earnings | As Reported | $3,224 | $3,373 | $2,397 |
| | Proforma | $3,048 | $3,324 | $2,389 |
| Basic earnings per common share | As Reported | $ .93 | $ 1.04 | $ .77 |
| | Proforma | $ .88 | $ 1.02 | $ .77 |
| Diluted earnings per common share | As Reported | $ .88 | $ 1.00 | $ .72 |
| | Proforma | $ .84 | $ .99 | $ .72 |

A summary of the stock option activity for 2005, 2004 and 2003 is as follows:

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 298,184 | $ 8.01 | 514,000 | $ 5.82 | 521,000 | $ 5.08 |
| Granted | 43,250 | 20.12 | 99,250 | 12.40 | 12,000 | 10.12 |
| Exercised | (14,300) | (7.63) | (312,666) | (5.82) | (17,400) | (5.19) |
| Forfeited | - | - | (2,400) | (6.38) | (1,600) | (6.38) |
| Outstanding at end of year | 327,134 | $ 9.62 | 298,184 | $ 8.01 | 514,000 | $ 5.82 |
| Options exercisable at year end | 204,984 | | 188,634 | | 470,200 | |

The following table summarizes information about fixed stock options outstanding at December 31, 2005:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at 12/31/05 | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life | Number Exercisable at 12/31/05 | Weighted Average Exercise Price |
| $ 5.00 - $ 8.00 | 181,134 | $ 5.69 | 6.02 years | 169,534 | $ 5.67 |
| $ 9.95 - $16.50 | 9,000 | $10.07 | 7.81 years | 6,000 | $10.13 |
| $10.63 - $15.25 | 90,500 | $12.09 | 8.12 years | 27,300 | $11.95 |
| $19.00 - $21.45 | 46,500 | $20.07 | 9.16 years | 2,150 | $20.70 |
| | 327,134 | | | 204,984 | |

Shares and per share data above for 2004 and 2003 have been restated to reflect a 2-for-1 stock split effective July 30, 2004.

The fair value of options for 2005 ranged from $3.35 to $4.30 for each option. For 2004 the fair value ranged from $1.20 to $3.97, and for 2003 the fair value of each option ranged from $1.92 to $2.68. The fair value was estimated using the Black-Scholes option-pricing model. The following assumptions were used for 2005, 2004 and 2003, respectively: risk free interest rate ranging from 4.10% to 4.56%, 3.85% to 4.75% and 3.63% to 4.25%, expected life of ten years; and dividend yield ranging from 1.59% to 1.79%, 1.54% to 2.82% and 2.57% to 2.71%. The dividend yield was computed assuming a 15% return on equity with a 30% dividend to earnings payout ratio.

## (19) Shareholder Rights Agreement and Certain Charter Provisions

The Company's charter provides that, unless more restrictively required by applicable law, the affirmative vote of the holders of seventy-five percent or more of the outstanding shares entitled to vote for the election of directors is required to authorize (1) any merger, share exchange or consolidation of the Company with or into another entity or (2) any sale, lease, or other disposition of all or substantially all of the Company's assets to another person or entity, except where any of these transactions will occur between the Company and any of its majority-owned, direct or indirect, subsidiaries.

Effective as of July 18, 2001, the Board of Directors of the Company adopted a Shareholders Rights Agreement (the "Rights Agreement"). On that date, as a result of the adoption of the Rights Agreement, the Board authorized and declared a dividend or one common share purchase right (a "Right") for each outstanding share of the Company's Common Stock (the "Common Shares"). The dividend was payable on July 18, 2001, to the shareholders of record on that date (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as hereinafter defined) or the expiration or earlier redemption or exchange of the Rights. Except as set forth below, each Right entitles the registered holder to purchase from the Company, at any time after the Distribution Date one Common Share at a price per share of $45, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are as set forth in the Rights Agreement.

Initially the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) ten days after the public announcement of a person's or group of affiliated or associated persons' having acquired beneficial ownership of ten percent or more of the outstanding Common Shares (such person or group being hereinafter referred to as an "Acquiring Person"); or (ii) ten days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group's becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date").

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on July 18, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

In addition, the Board of Directors of the Company may, at its option (provided that there are then Independent Directors in office and a majority of the Independent Directors concur), at any time and from time to time on or after triggering event, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the Agreement, for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of this Agreement (such exchange ratio being the "Exchange Ratio"). The Company shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void). In any exchange pursuant to applicable provisions of the Agreement, the Company, at its option, may substitute for any share of common stock exchangeable for a Right (i) common stock equivalents, (ii) cash, (iii) debt securities of the Company, (iv) other assets, or (v) any combination of the foregoing, having an aggregate value that a majority of the Independent Directors and the Board of Directors of the Company shall have determined in good faith to be equal to the Current Market Price of one share of Common Stock (as determined pursuant to the terms of the Agreement).

In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate and in the best interests of the Company, its stockholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each holder of a Right will thereafter have the right (the "Flip-In Right") to acquire a Common Share for a purchase price equal to fifteen percent of the then current market price, or at such greater price as the Rights Committee shall determine (not to exceed thirty-three and one-third percent of such current market price). Notwithstanding the foregoing, all Rights that are, or were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void and not exercisable.

In the event that, at any time following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than fifty percent of the Company's assets or earning power is sold or transferred, then each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise and payment of the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder's having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable; if a transaction results in a holders having a Flip-Over Right subsequent to a transaction resulting in a holders having a Flip-In Right, a holder will have Flip-Over Rights only to the extent such holders Flip-In Rights have not been exercised.

The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of Common Shares, (ii) upon the grant to holders of Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of Common Shares, or (iii) upon the distribution to holders of Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above). However, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of Common Shares on the last trading day prior to the date of exercise.

At any time prior to the time a person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0005 per Right, subject to adjustment by the Rights Committee at a price between $.0005 and $.005 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

All of the provisions of the Rights Agreement may be amended prior to the Distribution Date by the Board of Directors of the Company for any reason it deems appropriate. Prior to the Distribution Date, the Board is also authorized, as it deems appropriate, to lower the thresholds for distribution and Flip-In Rights to not less than the greater of (i) any percentage greater than the largest percentage then held by any shareholder, or (ii) ten percent. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Company, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

## (20) Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" sets forth uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. For the Company the computation of diluted earnings per share begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options. Share and per share data for 2003 have been restated to reflect a 2-for-1 stock split effective July 30, 2004.

The following is a summary of the components comprising basic and diluted earnings per share (EPS):

| | *(In Thousands, except share amounts)* 2005 | 2004 | 2003 |
|---|---|---|---|
| Basic EPS Computation: | | | |
| Numerator - Earnings available to common stockholders | $ 3,224 | $ 3,373 | $ 2,397 |
| Denominator - Weighted average number of common shares outstanding | 3,467,753 | 3,257,437 | 3,132,396 |
| Basic earnings per common share | $ .93 | $ 1.04 | $ .77 |
| Diluted EPS Computation: | | | |
| Numerator - Earnings available to common stockholders | $ 3,224 | $ 3,373 | $ 2,397 |
| Denominator - | | | |
| Weighted average number of common shares outstanding | 3,467,753 | 3,257,437 | 3,132,396 |
| Dilutive effect of stock options | 179,606 | 111,901 | 182,230 |
| | 3,647,359 | 3,369,338 | 3,314,626 |
| Diluted earnings per common share | $ .88 | $ 1.00 | $ .72 |

**(21) Capital Bancorp, Inc. - Parent Company Financial Information**

CAPITAL BANCORP, INC.
(Parent Company Only)
Balance Sheets
December 31, 2005 and 2004

| | *(In Thousands)* 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 4,604* | $ 652* |
| Investment in wholly-owned commercial bank subsidiary | 36,265* | 24,269* |
| Deferred tax benefit | 1 | 4 |
| Refundable income taxes | 38 | 863 |
| Investment in nonconsolidated variable interest entity | 372 | - |
| Total assets | $41,280 | $25,788 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Junior subordinated debentures | $12,372 | - |
| Accrued interest and other liabilities | 296 | - |
| Total liabilities | 12,668 | - |
| Stockholders' equity: | | |
| Preferred stock, no par value, authorized 20,000,000 shares, no shares issued | $ - | $ - |
| Common stock, no par value, authorized 20,000,000 shares, 3,482,495 and 3,460,608 shares issued and outstanding, respectively | 14,347 | 14,080 |
| Retained earnings | 14,954 | 11,730 |
| Unrealized losses on available-for-sale securities, net of income taxes of $427,000 and $14,000, respectively | (689) | (22) |
| Total stockholders' equity | 28,612 | 25,788 |
| Total liabilities and stockholders' equity | $41,280 | $25,788 |

*Eliminated in consolidation.

## (21) Capital Bancorp, Inc. - Parent Company Financial Information, continued

CAPITAL BANCORP, INC.
(Parent Company Only)
Statements of Earnings and Comprehensive Earnings
Three Years Ended December 31, 2005

| | *(In Thousands)* 2005 | 2004 | 2003 |
|---|---|---|---|
| Income: | | | |
| Interest on trust preferred securities | $ 12 | $ - | $ - |
| Expenses: | | | |
| Interest on subordinated debentures | $ 384 | $ - | $ - |
| Interest on other borrowings | 11 | - | - |
| Other | 194 | 107 | 71 |
| | 589 | 107 | 71 |
| Loss before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiary | (577) | (107) | (71) |
| Federal income tax benefits | 221 | 861 | 27 |
| | (356) | 754 | (44) |
| Equity in undistributed earnings of commercial bank subsidiary | 3,580* | 2,619* | 2,441* |
| Net earnings | 3,224 | 3,373 | 2,397 |
| Other comprehensive losses, net of tax: | | | |
| Net unrealized losses on available-for-sale securities arising during period, net of taxes of $408,000, $153,000, and $168,000, respectively | (658) | (248) | (272) |
| Less: reclassification adjustment for gains included in net earnings, net of taxes of $5,000 and $2000 in 2005 and 2003, respectively | (9) | - | (4) |
| Other comprehensive losses | (667) | (248) | (276) |
| Comprehensive earnings | $2,557 | $3,125 | $2,121 |

*Eliminated in consolidation.

**(21) Capital Bancorp, Inc. - Parent Company Financial Information, continued**

CAPITAL BANCORP, INC.
(Parent Company Only)
Statements of Changes in Stockholders' Equity
Three Years Ended December 31, 2005

| | (In Thousands) | | | | | |
|---|---|---|---|---|---|---|
| | Preferred Stock | Common Stock | Additional Paid-In Capital | Retained Earnings | Net Unrealized Gain (Loss) On Available-For-Sale Securities | Total |
| Balance December 31, 2002 | $ - | $ 6,261 | $ 5,909 | $ 5,960 | $ 502 | $18,632 |
| Issuance of 8,700 shares of common stock related to exercise of stock options | - | 35 | 55 | - | - | 90 |
| Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $172,000 | - | - | - | - | (276) | (276) |
| Net earnings for the year | - | - | - | 2,397 | - | 2,397 |
| Balance December 31, 2003 | - | 6,296 | 5,964 | 8,357 | 226 | 20,843 |
| Elimination of par value | - | 5,964 | (5,964) | - | - | - |
| Issuance of 312,666 shares of common stock related to exercise of stock options | - | 1,820 | - | - | - | 1,820 |
| Net change in unrealized gain (loss) on available-for-sale securities, net of taxes of $153,000 | - | - | - | - | (248) | (248) |
| Net earnings for the year | - | - | - | 3,373 | - | 3,373 |
| Balance December 31, 2004 | $ - | $14,080 | $ - | $11,730 | $ (22) | $25,788 |
| Issuance of 14,300 shares of common stock related to exercise of stock options | - | 109 | - | - | - | 109 |
| Issuance of 7,587 shares of common stock related to employee stock purchase plan | - | 126 | - | - | - | 126 |
| Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $413,000 | - | - | - | - | (667) | (667) |
| Benefit of exercise of nonqualified stock options | - | 32 | - | - | - | 32 |
| Net earnings for the year | - | - | - | 3,224 | - | 3,224 |
| Balance December 31, 2005 | $ - | $14,347 | $ - | $14,954 | $(689) | $28,612 |

## (21) Capital Bancorp, Inc. - Parent Company Financial Information, continued

CAPITAL BANCORP, INC.
(Parent Company Only)
Statements of Cash Flows
Three Years Ended December 31, 2005
Increase (Decrease) in Cash and Cash Equivalents

| | *(In Thousands)* | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Cash flows from operating activities: | | | |
| Interest received | $ 12 | $ - | $ - |
| Interest paid | (393) | - | - |
| Cash paid to suppliers and other | (195) | (107) | (71) |
| Tax benefits received | 1,343 | 30 | 11 |
| Net cash provided by (used in) operating activities | 767 | (77) | (60) |
| Cash flows from investing activities: | | | |
| Capital contribution to bank subsidiary | (9,050) | (1,200) | - |
| Decrease (increase) in due from subsidiary | - | 10 | (9) |
| Dividend received from subsidiary | - | - | 67 |
| Investment in nonconsolidated variable interest entity | (372) | - | - |
| Net cash provided by (used in) investing activities | (9,422) | (1,190) | 58 |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of common stock | 235 | 1,820 | 90 |
| Issuance of junior subordinated debentures | 12,372 | - | - |
| Net cash provided by financing activities | 12,607 | 1,820 | 90 |
| Net increase in cash and cash equivalents | 3,952 | 553 | 88 |
| Cash and cash equivalents at beginning of year | 652 | 99 | 11 |
| Cash and cash equivalents at end of year | $4,604 | $ 652 | $ 99 |
| Reconciliation of net earnings to net cash provided by (used in) operating activities: | | | |
| Net earnings | $3,224 | $3,373 | $2,397 |
| Adjustments to reconcile net earnings to net cash provided by (used in) operating activities: | | | |
| Equity in earnings of commercial bank subsidiary | (3,580) | (2,619) | (2,441) |
| Decrease in deferred income taxes | 3 | 2 | 2 |
| Decrease (increase) in refundable income taxes | 825 | (833) | (18) |
| Increase in accrued interest and other liabilities | 295 | - | - |
| Total adjustments | (2,457) | (3,450) | (2,457) |
| Net cash provided by (used in) operating activities | $ 767 | $ (77) | $ (60) |

## (22) Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

### Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

### Securities

The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

### Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the Company's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

### Loans Held for Sale

These instruments are carried in the consolidated balance sheet at the lower of cost or market value. The fair value of these instruments are based on subsequent liquidation values of the instruments which did not result in any significant gains or losses.

### Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

**Securities Sold Under Repurchase Agreements**

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

**Advances from Federal Home Loan Bank**

The fair value of these advances is estimated by discounting the future payments using the current rates at which similar advances could be obtained for the same remaining average maturities.

**Term Borrowings**

The fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers the Company's debt ratings.

**Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written**

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods extending from one to two years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2005 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2005 and 2004 are as follows:

| | *(In Thousands)* | | | |
|---|---|---|---|---|
| | 2005 | | 2004 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Cash and short-term investments | $ 11,047 | $ 11,047 | $ 5,734 | $ 5,734 |
| Securities | 57,040 | 57,040 | 60,789 | 60,789 |
| Loans | 389,702 | | 292,841 | |
| Less: allowance for loan losses | 4,604 | | 3,503 | |
| Loans, net of allowance | 385,098 | 382,485 | 289,338 | 290,494 |
| Loans held for sale | 1,940 | 1,940 | 2,138 | 2,138 |
| Restricted equity securities | 2,795 | 2,795 | 2,540 | 2,540 |
| Financial liabilities: | | | | |
| Deposits | 378,670 | 378,347 | 280,027 | 281,437 |
| Securities sold under repurchase agreements | 3,925 | 3,925 | 2,808 | 2,808 |
| Advances from Federal Home Loan Bank | 46,861 | 46,848 | 41,536 | 40,591 |
| Federal funds purchased | - | - | 21,980 | 21,980 |
| Junior subordinated debentures | 12,372 | 11,838 | - | - |
| Unrecognized financial instruments: | | | | |
| Commitments to extend credit | - | - | - | - |
| Standby letters of credit | - | - | - | - |

**Limitations**

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a Company has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

**(23) Quarterly Financial Data (Unaudited)**

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

| | *(In Thousands, except per share data)* | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2005 | | | | 2004 | | | |
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| Interest income | $7,758 | $7,015 | $6,378 | $5,577 | $5,120 | $4,529 | $4,102 | $3,973 |
| Net interest income | 4,303 | 3,942 | 3,772 | 3,482 | 3,411 | 3,047 | 2,716 | 2,592 |
| Provision for possible loan losses | 453 | 432 | 441 | 339 | 606 | 338 | 271 | 299 |
| Earnings before income taxes | 1,305 | 1,159 | 1,272 | 1,248 | 893 | 1,065 | 1,033 | 916 |
| Net earnings | 834 | 752 | 827 | 811 | 1,155 | 938 | 677 | 603 |
| Basic earnings per common share | .24 | .22 | .24 | .23 | .36 | .28 | .21 | .19 |
| Diluted earnings per common share | .23 | .21 | .22 | .22 | .35 | .27 | .20 | .18 |

# Corporate Information

**Headquarters**
**Capital Bancorp, Inc.**
**1820 West End Avenue**
**P.O. Box 24120**
**Nashville, TN 37202**
**(615) 327-9000**

**Annual Meeting**
The annual meeting of shareholders will be held on Thursday, May 11, 2006, at 3:00 p.m. (Central Daylight Time) at 1808 West End Avenue, Suite 400, Nashville, Tennessee.

**Investor Relations**
Please direct Investor Relations inquiries to Sally P. Kimble, Executive Vice President and Chief Financial Officer, at (615) 327-9000, skimble@capitalbk.com, or in writing to P.O. Box 24120, Nashville, TN 37202.

The Company's web address is www.capitalbk.com. Through our web site, we make available our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission.

***Common Stock and Dividend Information***
The common stock of Capital Bancorp, Inc. is traded under the symbol CPBB. The number of stockholders of record at December 31, 2005, was approximately 358. Based solely on information made available to the Bank, and believed by the Company to be reliable, we believe that the following table sets forth the quarterly range of sale prices for the Bank's stock during the years 2005 and 2004.

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| Fourth Quarter | $20.00 | $18.80 | $22.00 | $19.20 |
| Third Quarter | $22.00 | $18.25 | $20.00 | $14.25 |
| Second Quarter | $22.00 | $18.30 | $14.50 | $12.00 |
| First Quarter | $23.00 | $19.75 | $12.00 | $11.30 |

As of March 15, 2006, the Company's stock was reported to have closed at $19.00 per share. Historically, the Company has not paid cash or stock dividends, choosing instead to utilize its earnings to fund the Company's growth. The Company has not determined whether to change this strategy in the foreseeable future, or whether to pay dividends or, if paid, to pay dividends in cash, stock or a combination.

**Transfer Agent**
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 456-0596

**Independent Auditors**
Maggart & Asociates, P.C.
150 Fourth Avenue, North
Suite 2150
Nashville, TN 37219

**Form 10-K**
**Copies of the Company's 2005 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be mailed free of charge to shareholders and other interested persons upon written request to: Sally P. Kimble, Executive Vice President and Chief Financial Officer, 1808 West End Avenue, Suite 600, Nashville, TN 37203.**

**Code of Ethics**
The Company has adopted a Code of Ethics which is applicable to all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. The Code of Ethics is available for inspection on the Company's website, www.capitalbk.com. The Company intends to give notices of amendments to or waivers from its Code of Ethics (to the extent applicable to the Company's directors, Chief Executive Officer, principal financial officer or principal accounting officer) by appropriate filings on Form 8-K.

## Capital Bank & Trust Company Financial Centers

CAPITAL
BANK
&
TRUST

1820 West End Avenue • Nashville, Tennessee 37203
615.327.9000 • 615.321.2126 fax